Exhibit 99.1

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

BY AND AMONG

NLS Pharmaceutics LTD.

NLS PHARMACEUTICS (ISRAEL) LTD.

and

KADIMASTEM LTD.

DATED AS OF NOVEMBER 4, 2024

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3.23	Indebtedness	28
3.24	Real Property	28
3.25	Anti-Takeover Statutes	29
3.26	No Other Representations	29

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND merger sub

4.1	Organization and Qualification; Subsidiaries	29
4.2	Capitalization of Parent and Merger Sub	30
4.3	Authority Relative to This Agreement; Recommendation	31
4.4	SEC Reports; Financial Statements	31
4.5	Information Supplied	33
4.6	Consents and Approvals; No Violations	33
4.7	No Default	34
4.8	No Undisclosed Liabilities	34
4.9	Litigation	34
4.10	Compliance with Applicable Law	35
4.11	Brokers	36
4.12	Ownership of Stock in the Company and its Subsidiaries	36
4.13	Taxes	36
4.14	Valid Issuance	38
4.15	Insurance	38
4.16	Certain Business Practices	38
4.17	Material Contracts	40
4.18	Employee Benefits	40
4.19	Indebtedness	40
4.20	Real Property	40
4.21	No Other Representations	40

Article V COVENANTS

5.1	Conduct of Business by the Parent and Merger Sub	41
5.2	Conduct of Business by the Company	43
5.3	Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus	46
5.4	Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger	47
5.5	Stock Exchange Listings; Delisting.	49
5.6	Appropriate Action; Consents; Filings.	49
5.7	Access to Information; Confidentiality.	53
5.8	Public Announcements.	54
5.9	Indemnification and Directors’ and Officers’ Insurance.	54
5.10	Notification of Certain Matters.	55
5.11	Affiliates; Tax Rulings.	55
5.12	Director Resignations.	58

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5.13	Israeli Securities Authority Approval.	58
5.14	Sale of Legacy Assets.	59
5.15	Merger Sub.	59
5.16	Parent Board Designee.	59
5.17	No Solicitation by Parent.	60

Article VI CONDITIONS TO CONSUMATION OF THE MERGER

6.1	Conditions to Each Party’s Obligations to Effect the Merger	62
6.2	Conditions to the Obligations of the Company	64
6.3	Conditions to the Obligations of the Parent and Merger Sub	65

Article VII Termination

7.1	Termination	66
7.2	Effect of Termination	67
7.3	Fees and Expenses	68

Article VIII MISCELLANEOUS

8.1	Non-Survival of Representations and Warranties	68
8.2	Amendment	69
8.3	Extension; Waiver	69
8.4	Entire Agreement; Assignment	69
8.5	Validity	69
8.6	Notices	70
8.7	Governing Law and Venue; Waiver of Jury Trial	70
8.8	Descriptive Headings	71
8.9	Parties in Interest	71
8.10	Certain Definitions	71
8.11	Specific Performance	82
8.12	Interpretation	83
8.13	Disclosure Schedules	83
8.14	Counterparts	83

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT OF MERGER AND PLAN OF REORGANIZATION (this “Agreement”), dated as of November 4, 2024 (the “Signing Date”), is by and among KADIMASTEM LTD., an Israeli publicly traded company limited by shares (the “Company”), NLS PHARMACEUTICS LTD., a corporation incorporated under the laws of Switzerland (the “Parent”), NLS PHARMACEUTICS (ISRAEL) LTD., an Israeli company and a wholly owned subsidiary of Parent (the “Merger Sub”). Terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 8.10 of this Agreement.

RECITALS

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), Merger Sub (the “Merger Sub Board”) and the Company (the “Company Board”) have approved, and declared advisable, fair to and in the best interests of such entity and its respective shareholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314 – 327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”);

WHEREAS, following the Closing, Parent shall diligently work to dispose of the Legacy Assets and Legacy Liabilities (the “Legacy Sale”);

WHEREAS, in connection with the Merger and the Legacy Sale, (i) each shareholder of the Parent as of immediately prior to the Effective Time shall be entitled to receive one (1) contingent value right (“CVR”) per share of Parent Common Stock held by such shareholder, which shall represent the right to receive contingent payments in cash, subject to any applicable withholding of Taxes and without interest, of the net proceeds resulting from the Legacy Sale, subject to and in accordance with the terms and conditions of the CVR Agreement, and (ii) each holder of an outstanding warrant to purchase shares of Parent Common Stock (collectively, the “Warrant Holders”) as of immediately prior to the Effective Time shall be entitled to receive one (1) CVR per share of Parent Common Stock acquirable upon complete exercise of such warrant;

WHEREAS, the Company Board, the Parent Board and the Merger Sub Board have determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined below) will be unable to fulfill the obligations of the Company or the Merger Sub to their respective creditors;

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company, representing at least 40% of the shares of the Company entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transactions contemplated herein (the “Company Voting Agreements”);

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Parent, representing at least 40% of the shares of the Parent entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transaction contemplated herein (the “Parent Voting Agreements”);

WHEREAS, the Company will apply for a tax ruling pursuant to Section 103K of the Ordinance so that the Merger will be treated as tax-free under the Ordinance;

WHEREAS, each of the Company Board and the Parent Board intends to recommend that the shareholders of the Company and Parent, respectively, approve and adopt this Agreement and the Merger;

WHEREAS, each of Parent, Merger Sub and the Company wish hereby to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

AGREEMENT

Article I
THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the ICL, Merger Sub (as the target company (Chevrat HaYaad)) shall be merged with and into the Company (as an absorbing company (HaChevra HaKoletet)). Following the Merger, the Company (a) shall continue as the surviving corporation (the “Surviving Corporation”), while the separate corporate existence of Merger Sub shall cease; (b) shall be governed by the laws of the State of Israel; (c) shall maintain a registered office in the State of Israel; and (d) shall succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

1.2 Closing. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the Parties, which shall be no later than the second Business Day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), remotely by exchange of documents and signatures via Electronic Delivery, unless another time, date or place is agreed to in writing by the Parties hereto.

1.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger which shall inform the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

1.4 Articles of Association. The articles of association of the Surviving Corporation shall be substantially in the form attached hereto as Exhibit A.

1.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Parent, Merger Sub, and Company, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Corporation) shall continue unaffected by the Merger in accordance with the ICL.

1.6 Officers and Directors. The officers of the Surviving Corporation immediately at the Closing shall be the officers of the Company, in each case until their respective successors are duly appointed or until their earlier death, resignation or removal.

Article II
EFFECTS OF MERGER ON SHARE CAPITAL; EXCHANGE OF SHARES

2.1 Effect on Securities.

2.1.0 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any of their respective shareholders, each Ordinary Share of the Company, no par value, issued and outstanding immediately prior to the Effective Time (individually a “Share” and collectively the “Shares”), other than Shares owned by the Company or its Subsidiaries (dormant or otherwise), or by Parent or Merger Sub, if any, shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or the holders thereof, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1.2 below (such shares of Parent Common Stock, the “Merger Consideration”) without interest; provided, however, notwithstanding anything to the contrary contained herein or in any other Transaction Agreement, and regardless of the calculations set forth in Exhibit C attached hereto, in the event that the Closing Indebtedness is greater than $0 and/or the Closing Cash is less than $600,000, the resulting number of shares of Parent Common Stock issued as Merger Consideration shall not exceed the product of (i) the number of shares of Parent Common Stock issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

(b) Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Shares), subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, then the Exchange Ratio shall be correspondingly adjusted to provide the holders of the Shares and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event.

(c) Each Share to be converted into the right to receive the Merger Consideration as provided in this Section 2.1.0(a) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (“Certificates”) or book-entry shares (“Book-Entry Shares”) that immediately prior to the Effective Time represented such Shares, shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(d) At the Effective Time, each Share held as of immediately prior to the Effective Time by the Company (dormant or otherwise) shall be automatically cancelled and retired and shall cease to exist, and no shares of Parent Common Stock shall be delivered with respect thereto.

(e) Parent Common Stock issued in exchange for Section 102 Shares and Section 102 Non Trustee Shares shall be issued to the 102 Trustee on behalf of the beneficial holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plans.

(f) The Parent Common Stock issued as Merger Consideration shall be, upon effectiveness of the F-4, fully registered and freely tradable, and not subject to any lock-up or other similar restrictions.

2.1.1 Conversion of Merger Sub Share Capital. At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any shareholder of Parent, the Company or Merger Sub, each outstanding ordinary share of Merger Sub shall be converted into one ordinary share of the Surviving Corporation and shall be registered in the name of Parent in the shareholders register of the Surviving Corporation.

2.1.2 No Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. All fractional share amounts shall be rounded down to the nearest whole based on the total number of shares of Parent Common Stock to be issued to the holder of Shares who would otherwise be entitled to receive a fraction of Parent Common Stock (after aggregating all fractional Parent Common Stock issuable to such holder).

2.1.3 Estimated Closing Statement.

(a) Not later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement certified by the Company’s chief executive officer (the “Company Estimated Closing Statement”) setting forth (a) a good faith calculation of the Company’s estimate of the Company Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof.

(b) Not later than three (3) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness as of the Reference Time, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof, and (c) the resulting estimated Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness and Closing Cash and the Company’s estimate of Company Closing Cash set forth in the Company Estimated Closing Statement, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company. Promptly after delivering the Parent Estimated Closing Statement to the Company, Parent will meet with the Company to review and discuss the Parent Estimated Closing Statement and Parent will consider in good faith the Company’s comments to the Parent Estimated Closing Statement and make any appropriate adjustments to the Parent Estimated Closing Statement prior to the Closing, as mutually approved by Parent and the Company both acting reasonably and in good faith, which adjusted Parent Estimated Closing Statement shall thereafter become the Parent Estimated Closing Statement for all purposes of this Agreement. The Parent Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with U.S. GAAP or other applicable accounting principles and otherwise in accordance with this Agreement. The Parent Estimated Closing Statement will also include with respect to Closing Indebtedness the amount owed to each creditor of Parent and, with respect to any Closing Indebtedness that the Company and Parent agree to satisfy at the Closing, payment instructions, together with payoff and lien release letters from Parent’s creditors in form and substance reasonably acceptable to the Company.

2.2 Exchange Procedures.

2.2.0 Designation of Exchange Agent and Information Agent; Deposit of Exchange Fund. Prior to or at the Closing, Parent shall designate its transfer agent, or a depository, bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (which shall designate a local Israeli sub-paying agent) (the “Exchange Agent” and “Israeli Sub-Agent”, respectively) and enter into an exchange agreement, in a form reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 2.1 above. Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Shares (excluding Section 102 Shares and Section 102 Non Trustee Shares, in respect of which the Parent Common Stock shall be issued directly to the 102 Trustee) for exchange in accordance with this Article 2 through the Exchange Agent, the full number of shares of Parent Common Stock, which shall be in uncertificated book-entry form, issuable pursuant to Section 2.1 above in exchange for outstanding Shares (such shares of Parent Common Stock hereinafter referred to as the “Exchange Fund”), in exchange for outstanding Company Shares. In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1 above, Parent shall promptly deposit, or cause to be deposited, additional shares with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1 or Section 2.2.5.

2.2.1 Exchange Procedures with Respect to Shares. As soon as reasonably practicable after the Effective Time (but not later than three Business Days thereafter), Parent shall direct the Exchange Agent to deliver to a bank or trust company or other nominee appointed by the Company and reasonably acceptable to Parent (the “Coordinator”) the number of shares of Parent Common Stock to which the holders of record of Shares as of immediately prior to the Effective Time become entitled to receive pursuant to Section 2.1.1 above (other than holders of Section 102 Shares and Section 102 Non Trustee Shares, which, for the avoidance of doubt, will be eligible to receive the applicable Merger Consideration pursuant to Section 2.2.5 below and not this Section 2.2.2). Promptly following the Effective Time, the Coordinator shall mail to each holder of Shares instructions for use in effecting the surrender of the Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article 2. Upon surrender of Shares for cancellation to the Exchange Agent or the Coordinator, together with any letter of transmittal duly executed, as may be required by the Exchange Agent and/or the Coordinator, and any other forms or certificates required under Applicable Law, the holder of such Shares shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form) that such holder has the right to receive pursuant to the provisions of this Article 2, and Shares so surrendered shall forthwith be canceled; provided, however, that any Merger Consideration payable to holders of Section 102 Shares and Section 102 Non Trustee Shares shall be paid, deposited or issued to the 102 Trustee on behalf of such holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plan, to be disbursed to the applicable holders in accordance with the provisions of Section 102 and the Options Tax Ruling.

2.2.2 For Book-Entry Shares, upon receipt by the Exchange Agent of a letter of transmittal, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1.1 and Section 2.1. and the Book-Entry Shares so exchanged shall be forthwith canceled; provided, however, no later than 10 days prior to the Closing, the Company and Parent shall reconfirm the exchange procedures set forth herein or revise them by mutual consent in collaboration with the Exchange Agent and the Coordinator.

2.2.3 If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Book-Entry Share so surrendered is registered, it shall be a condition precedent of payment that the Book-Entry Share so surrendered shall be in proper form for transfer to a Person other than the registered holder of such Book-Entry Share surrendered.

2.2.4 Until surrendered, as contemplated by this Section 2.2, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender shares of Parent Common Stock that such holder has the right to receive in respect of such Book-Entry Share pursuant to Section 2.1.1 and Section 2.1.3. The Exchange Agent shall accept such Book-Entry Shares and make such payments and deliveries with respect to such Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices, and may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Parent shall cause the Exchange Agent to accept such transferred Book-Entry Shares upon compliance with the foregoing exchange procedures. Notwithstanding anything to the contrary in this Section 2.2.2, any Merger Consideration payable in respect of Section 102 Shares and Section 102 Non Trustee Shares shall be transferred by Parent to the 102 Trustee in accordance with Section 2.2.2(d).

2.2.5 Notwithstanding anything to the contrary in this Agreement, any consideration that is paid or issued to holders of Section 102 Shares and Section 102 Non Trustee Shares, shall be paid, deposited, or issued to the 102 Trustee under the Assumed Company Plan, on behalf of holders of Section 102 Shares and Section 102 Non Trustee Shares, in accordance with Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable).

2.2.6 Full Discharge. All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, other than transfers by Parent. If, after the Effective Time, Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II,.

2.2.7 No Liability. The rights of a holder of Shares to receive Parent Common Stock upon surrender of the Shares shall expire on the 18-month anniversary of the Closing. Neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock for any shares of Parent Common Stock (or dividends or distributions, if any, with respect thereto) properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Applicable Law.

2.2.8 Further Actions. If, at or prior to the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement, the directors and officers of the Company, Parent and Merger Sub shall have the authority to take all such lawful and necessary action.

2.3 Equity Awards and Warrants.

2.3.0 At the Effective Time, each Company Equity Award issued and outstanding, whether vested or unvested, shall be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of this Section 2.3 (the “Assumed Awards”). All plans, agreements or arrangements described above pursuant to which any Company Equity Award has been issued and/or may be issued are referred to collectively as the “Company Plans.” Subject to the terms of the relevant Company Equity Award, each Company Equity Award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such Company Equity Award, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock (rounded down to the nearest whole share) that the holder of such Company Equity Award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Shares immediately prior to the Effective Time at a price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the former per share exercise price for the Shares otherwise purchasable pursuant to such Company Equity Award, divided by (y) the Exchange Ratio. All restrictions on the exercise of the Assumed Awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the Assumed Awards shall otherwise remain unchanged.

2.3.1 Prior to the Effective Time, the Company shall cause to be delivered to the holders of Assumed Awards appropriate notices setting forth such holders’ rights pursuant to the relevant Company Plan and that the agreements evidencing the grants of such Assumed Awards shall continue in effect on the same terms and conditions after giving effect to the Merger. At the Effective Time, Parent shall assume the Company Plans (which following assumption shall be referred to herein as the “Assumed Company Plans”). Promptly following the Effective Time, Parent shall file each Assumed Company Plan with the ITA as required by Applicable Law.

2.3.2 Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Assumed Awards. Promptly following the Effective Time, and in any case no later than 20 Business Days following the Effective Time, Parent shall prepare and file a registration statement on Form S-8 with respect to the Assumed Company Plans and the shares of Parent Common Stock subject to any Assumed Awards. Parent shall use all reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Awards remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof. If so required, Parent shall cooperate with the Company by taking all action reasonably required in order to obtain an ISA Exemption (defined below).

2.3.3 At or before the Effective Time, the Company shall, to the extent reasonably requested, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans to give effect to the foregoing provisions of this Section 2.3, provided that such amendments would not adversely impact any of the rights granted to Company optionees under such Company Plans.

2.4 Withholding.

2.4.0 Parent, Merger Sub, the Surviving Corporation, the 102 Trustee, the Exchange Agent and their third-party agents (each, a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable (by issuance of Parent Common Stock or otherwise) pursuant to this Agreement, including by way of a sale of a portion of the Parent Common Stock in the stock exchange, any amounts that are required to be withheld or deducted with respect to such amounts under with respect to any such payments or issuances under the Ordinance, Code, Swiss laws (including Swiss withholding tax act), or any provision of state or any other Applicable Law relating to Taxes as determined by the Parent. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, (i) such withheld amounts will be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made, and (ii) the Payor shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding.

2.4.1 Notwithstanding the provisions of Section 2.4.0, but subject to the provisions of the Tax Rulings, with respect to Israeli Taxes, and in accordance with the Israeli Sub-Agent undertaking provided prior to Closing by the Israeli Sub-Agent to Parent as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), any payment payable pursuant to this Agreement to any payee (other than holders of Section 102 Awards, Section 3(i) Options, and any other Merger Consideration issuable to payment recipients, which shall be delivered to the Section 102 Trustee or the 103K Trustee, as applicable), shall be paid to and retained by the Exchange Agent, in each case for the benefit of such payment recipient for a period of 180 days from the Closing Date or an earlier date required in writing by such payment recipient (the “Withholding Drop Date”), during which time unless requested otherwise by the ITA, no payments shall be made by the Exchange Agent to any payment recipient and no amounts for Israeli Taxes shall be withheld from the payments or other consideration deliverable pursuant to this Agreement, except as provided below and during which time each payment recipient may obtain a Valid Tax Certificate. If a payment recipient delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to the Exchange Agent, determining tax liability, such shareholder shall transfer the tax liability amount to the Exchange Agent, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the applicable Merger Consideration shall be paid and issued to such person. If any payment recipient either (a) does not provide the Exchange Agent with a Valid Tax Certificate by no later than three Business Days before the Withholding Drop Date, or (b) submits a written request to the Exchange Agent to release his, her or its portion of the Merger Consideration payable or otherwise deliverable prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three Business Days before such time, then the Exchange Agent will transfer the applicable Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfaction of the Parent or the Israeli Sub-Agent or the payment to the Israeli Sub-Agent of the withholding tax amount by the payment recipient. To the extent the Exchange Agent and/or the Israeli Sub-Agent withholds any amounts with respect to Israeli Taxes, any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the applicable payment recipient. If the applicable payment recipient does not satisfy his Israeli Tax obligation to the satisfaction of Parent or the Israeli Sub-Agent prior to the Withholding Drop Date, the Exchange Agent or the Israeli Sub-Agent will: (i) to the extent applicable, sell a portion of the Parent Common Stock applicable to such payment recipient in the stock exchange, in order to allow the payment of any Israeli Taxes as shall be determined by the Israeli Sub-Agent, and transfer the balance to the applicable payment recipient; or (ii) at Parent’s option, which cannot be exercised prior to three Business Days prior to the Withholding Drop Date and subject to the provisions of the Tax Rulings, if obtained and as applicable, deliver such Merger Consideration back to the Parent, to be paid and issued by the Parent to the applicable payment recipient only following full satisfaction of Israeli Taxes to the Parent’s or the Israeli Sub-Agent’s sole satisfaction.

2.4.2 In the event that a Payor receives a written demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular payee and transfer it to the ITA prior to the Withholding Drop Date, (a) such Payor will notify such payee, in writing, of such withholding reasonably promptly after receipt of such demand, and provide such payee with reasonable time (which shall not be less than 30 days, unless otherwise required by the ITA or any Applicable Law, including the Ordinance, as determined by Payor at its reasonable discretion) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling, or confirmation from the ITA; and (b) to the extent that any such certificate, ruling, or confirmation is not provided by such payee to the Payor prior to the time required by the ITA or under any Applicable Law, the Exchange Agent shall deliver the applicable portion of the Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfactory of Parent or the payment to Parent of the withholding tax amount by the payment recipient, including any interest, indexation and fines required by the ITA in respect thereof.

2.4.3 Notwithstanding anything to the contrary in this Agreement, the Exchange Agent, the Israeli Sub-Agent and the trustee appointed under the 103K Tax Ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of such Tax Rulings, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such Tax Rulings, as the case may be.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as expressly disclosed in any documents filed or furnished by the Company with the ISA and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company hereby represents and warrants to each of Parent and Merger Sub as follows:

3.1 Organizational and Qualification; Subsidiaries; Investments. The Company is duly organized and validly existing under the Applicable Laws of Israel and is not a “defaulting company” as such term is defined in the ICL. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is duly qualified to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Company. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

3.1.1 Section 3.1.1 of the Company Disclosure Schedule sets forth a true and complete list of all the Company’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Company’s Subsidiaries are owned by the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 3.1.1 of the Company Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Company’s Subsidiaries or shares of the Company’s Subsidiaries reserved for issuance. Each of the Company’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Company’s interests in its Subsidiaries, and except as set forth in Section 3.1.1 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Company are in full force and effect.

3.1.2 Section 3.1.2 of the Company Disclosure Schedule lists every state or foreign jurisdiction in which the Company or its Subsidiaries have employees or facilities. Each of the Company and its Subsidiaries is duly qualified or licensed and, to the extent such concept exists under Applicable Law, in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.2 Capitalization Of the Company and Its Subsidiaries.

3.2.0 The authorized share capital of the Company consists of 15,000,000 Shares, of which, as of September 27, 2024 (the “Measurement Date”), 4,193,689 Shares were issued and outstanding. None of the Shares are held by a Subsidiary of the Company. Between the Measurement Date and the date hereof, except as disclosed in Section 3.2.0 of the Company Disclosure Schedule, no Shares have been issued (other than Shares issuable upon the exercise of existing Company Equity Awards) and no Company Equity Awards have been granted. All of the outstanding Shares have been (and all Shares which may be issued pursuant to the Company Plans when issued in accordance with the terms thereof will be) validly issued, fully paid, nonassessable and free of preemptive rights. As of the Measurement Date, 2,784,188 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Equity Awards. Each Company Equity Award was granted in compliance with all Applicable Laws and all of the terms and conditions of the Company Plans. Except as set forth above and as disclosed in Section 3.2.0 of the Company Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities or Capital Stock of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares or other securities of the Company, (iii) options, preemptive or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Company or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (collectively “Company Securities”). There are no outstanding rights or obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except for the Company Voting Agreements and as set forth in Section 3.2.0(iii) of the Company Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any Subsidiary of the Company is bound relating to the voting or registration of any shares of Capital Stock of the Company or any of its Subsidiaries.

3.2.1 All of the outstanding Capital Stock of the Company’s Subsidiaries owned by the Company have been duly authorized, validly issued and are fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction on the right to vote or sell the same, other than restrictions on transfer under applicable securities laws. Except as disclosed in Section 3.2.1 of the Company Disclosure Schedule, there are no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, options or other rights to acquire from the Company or any of its Subsidiaries, any Capital Stock or other ownership interests in or any other securities of any Subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such Capital Stock. There are no outstanding contractual obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of Capital Stock or other ownership interests in any Subsidiary of the Company.

3.2.2 Section 3.2.2 of the Company Disclosure Schedule sets forth a complete and correct list (the “Awards Schedule”) of all Awards outstanding as of the date hereof, which list includes, with respect to each outstanding Award: (i) the name of the holder of such Award; (ii) the service relationship of such Award holder at the time of grant (i.e., director, employee, independent contractor, or consultant of the Company or any of its Subsidiaries); (iii) the status of such Award holder (i.e., active or terminated); (iv) the number of Shares underlying such Award; (v) the grant date of such Award, (vi) the classification of such Award as Section 3(i) Options, Section 102 Awards, Section 102 Non Trustee Awards, Section 102 Shares, Section 102 Non Trustee Shares, etc.; (vii) the vesting schedule (including any accelerated vesting provisions and a description of the acceleration triggers) and vesting status with respect to such Award; (viii) the exercise price or repurchase price of such Award; (ix) the expiration date of such Award; and (x) whether the Award permits early exercise. Except as otherwise set forth in the Awards Schedule, no vesting schedule of any Award or any similar security issued by the Company or any of its Subsidiaries shall accelerate as a consequence of the Merger, or a termination of employment or services, either alone or in combination with any other event. All Awards have been documented with the Company’s standard form of agreement or award document, complete and correct copies of which have been made available to Parent. Except as set forth in Section 3.2.2 of the Company Disclosure Schedule, each Award (A) issued to individuals who are U.S. tax payers has an exercise price per Share equal to or greater than the fair market value of an Share at the close of business on the date of such grant, (B) has a grant date identical to the date on which the Company’s board of directors actually awarded such Award, (C) qualifies for the tax and accounting treatment afforded to such Award in the Company’s Tax Returns and the Company’s financial statements, respectively, (D) with respect to Award issued to individuals who are U.S. tax payers, does not trigger any Liability for the holder thereof under Section 409A of the Code, and (E) may be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of such Award and Section 2.3 hereof. The Company has the requisite authority under the terms of the 102 Plans and any other applicable Contract to take the actions contemplated in this Agreement with respect to any adjustment, amendment, or cancellation of the terms of its Awards, and such adjustments, amendments, and cancellations will, as of the Closing, be binding on the holders of Awards purported to be covered thereby.

3.2.3 There is no prohibition or impediment in any Company Plan that would prevent the assumption of such Company Plan by Parent in connection with the transactions contemplated herein.

3.3 Authority Relative to This Agreement; Recommendation.

3.3.0 The Company has all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.2, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Company Board, and as of the Closing, by the Company’s shareholders in accordance with the ICL and the Articles of Association of the Company, and no other corporate or similar proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 3.3.0 of the Company Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Company is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by the Company and constitutes, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub, the valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

3.3.1 Without limiting the generality of the foregoing, the Company Board (i) has unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Company Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Company Recommendation.

3.3.2 The approval of the Company and Company’s shareholders as approved in the Company Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of the Company required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

3.4 Israeli Securities Filings; Financial Statements.

3.4.0 The Company has filed all forms, reports and documents with the ISA and the Tel-Aviv Stock Exchange (the “TASE”) required to be filed under Applicable Law or the rules and regulations of TASE (such forms, reports and documents, collectively, the “Company Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of applicable ISL and the rules of the TASE as in effect on the dates such forms, reports and documents were filed. None of such Company Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company Securities Filing filed subsequently and prior to the date hereof. All of the Company Financial Statements comply, as of their respective dates of filing with the ISA, in all material respects with the applicable accounting requirements and the rules and regulations of the ISA and TASE with respect thereto, were prepared in accordance with IFRS and the applicable accounting requirements of the ISA as each was in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Company, no circumstance exists that would be reasonably expected to require, the Company to restate any of the Company Financial Statements.

3.4.1 The Company has heretofore made available, and hereafter will promptly make available to Parent, a complete and correct copy of any material amendments or modifications that are required to be filed with the ISA, but have not yet been filed with the ISA, to agreements, documents or other instruments that previously had been filed by the Company with the ISA.

3.4.2 Other than in connection with this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is now, nor has it been at any time subject to any filing requirements under the Securities Act relating to an offering of securities by the Company or the periodic reporting requirements under the Exchange Act or the rules and regulations promulgated thereunder or securities laws of any jurisdiction other than Israel.

3.4.3 All share registers required to be kept by or on behalf of the Company or any of its Subsidiaries under the provisions of any Applicable Law are true, complete, and accurate in all material respects. All returns, particulars, resolutions, reports and other documents required to be filed with or delivered to any Governmental Entity in respect of the Company or its Subsidiaries are true, complete and accurate and have been properly filed or delivered in a timely manner or a proper exemption from such filing was obtained, except where the failure to file such true, complete and accurate returns, particulars, resolutions, reports and other documents does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.4.4 The Company and its Subsidiaries maintain books and records that fairly reflect their material assets and liabilities. Since January 1, 2024, except as set forth in the Company Audited Financial Statements or as required under Applicable Law, there has been no material change in the Company’s accounting policies or methods of making accounting estimates or changes in estimates.

3.5 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in applications for Tax Rulings, the ISA Exemption Application, and/or the registration statement on Form F-4 to be filed with the SEC, and any amendment or supplement thereto (the “Form F-4”) and the Israel Prospectus (if applicable) will, at the time it becomes effective under the Securities Act and when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Company’s shareholders to be held in connection with the Merger (the “Company Proxy Statement” and the “Company Shareholder Meeting”, respectively), or in the notice of the Parent Shareholder Meeting and Parent Proxy Statement (as defined below), will, at the date mailed to shareholders of the Company or Parent and at the time of the Company Shareholder Meeting or Parent Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Company for inclusion in the Form F-4 and the Israel Prospectus will comply as to form in all material respects with the provisions of Form F-4. The Company Proxy Statement will comply in all material respects with the provisions of Applicable Law and the charter documents of the Company, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing specifically for inclusion or incorporation by reference in the Company Proxy Statement. Notwithstanding the foregoing provisions of this Section 3.5, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the ISA Exemption Application, Form F-4, Israel Prospectus (if applicable), the Proxy Statements (as defined below), Company Shareholder Meeting, the Parent Shareholder Meeting or any filing made to Swiss regulators, which information or statements were not supplied by or on behalf of the Company.

3.6 Consents and Approvals; No Violations.

3.6.0 Except (i) as set forth in Section 3.6 of the Company Disclosure Schedule, (ii) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, and any filings under similar merger notification or foreign investment laws or regulations of any non-Israeli or non-United States Governmental Entity, to the extent required by Applicable Law, and (iii) the filing with and recordation by the Companies Registrar of the Merger Proposal, and other filings as required by the ICL and under the R&D Law, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement and the Transaction Agreements to which it is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on the Company.

3.6.1 Assuming that all Consents described in Section 3.6.0 have been obtained or made, neither the execution, delivery and performance by the Company, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Company of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of the Company, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which it or any of its respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to the Company or any of its respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which the Company, or any of the assets owned or used by the Company, is subject, or (v) result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 3.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.7 No Default. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its memorandum of association, articles of association and other charter documents (or similar governing or organizational documents), (b) any Contract to which the Company or any of its Subsidiaries is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

3.8 No Undisclosed Liabilities; Absence of Changes.

3.8.0 Neither the Company nor any of its Subsidiaries has any Liabilities of a type required by IFRS to be reflected on a consolidated balance sheet of the Company (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, the other Transaction Agreements, and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 3.8.0(b) of the Company Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the Latest Balance Sheet, and (d) Liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding).

3.8.1 Except (x) as set forth in Section 3.8.1 of the Company Disclosure Schedule, and/or (y) as disclosed in the Company Securities Filings, since the date of the Latest Balance Sheet, there have been no events, developments, changes or occurrences with respect to the Company or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as set forth in Section 3.8.1 of the Company Disclosure Schedule, since December 31, 2023, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof and prior to the Effective Time, would constitute a breach of Section 5.2 of this Agreement. Since December 31, 2023, there has not been any material damage, destruction, or other casualty loss with respect to any material asset or property owned, leased, or otherwise used by the Company or any of its Subsidiaries.

3.9 Litigation. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Company, any manager, director or officer of the Company or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on the Company, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Company, there is no basis on which any such Proceeding may be brought or threatened against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

3.10 Compliance With Applicable Law

3.10.0 The Company and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Company, its Subsidiaries and its and their operations; and the Company has not received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

3.10.1 To the Knowledge of the Company, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Company of any Applicable Law applicable to the Company or its Subsidiaries or their respective business.

3.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Public Health Service Act (“PHSA”), the Federal Food, Drug and Cosmetic Act (“FDCA”) or any other similar Law administered or promulgated by any drug regulatory agency (the “Drug Regulatory Agency”), or there is no act, omission, event, or circumstance of which the Company has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

3.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Company or its Subsidiaries, or in which Company or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Company Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Company nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Company or its Subsidiaries or in which Company or its current products or product candidates have participated. All Company Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

3.10.4 Neither Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Company, threatened against Company, any of its Subsidiaries or any of their respective officers, employees or agents.

3.10.5 Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Company or a Subsidiary is a party or otherwise bound. Neither the Company nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Company or an agent or third party subject to a Business Associate Agreement with Company or any of its Subsidiaries. Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 3.10.5 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

3.10.6 The Company and its Subsidiaries have not received any notice that the ISA or the TASE has commenced or threatened to initiate any actions to delist the Shares listed on the TASE. The Company has provided or made available and, after the date hereof, will provide or make available to Parent and its counsel, promptly upon receipt, copies of all material written correspondence between the Company and the ISA and the TASE since the Lookback Date.

3.10.7 The Company and its Subsidiaries hold all material Consents, ratifications, registrations, permits, licenses, variances, exemptions, orders, and certificates from all respective Governmental Entities (“Permits”) necessary for the lawful conduct of their respective businesses as currently conducted.

3.11 Environmental Laws and Regulations.

3.11.0 Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company or as set forth in Section 3.11.0 of the Company Disclosure Schedule, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released or disposed of on, any Company Property, except in compliance with applicable Environmental Laws; (b) each of the Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws and the requirements of any Permits issued under such Environmental Laws with respect to any Company Property and, to the Knowledge of the Company, there are no circumstances or conditions, which would prevent compliance with the applicable Environmental Laws; (c) there are no past, pending or, to the Knowledge of the Company, threatened Environmental Claims against the Company or any of its Subsidiaries or any Company Property; and (d) the Company and its Subsidiaries are not subject to any outstanding written orders or agreements with any Governmental Entity or other Person respecting (i) Environmental Laws, (ii) remedial action, or (iii) any Release or threatened Release of a Hazardous Material.

3.11.1 The Company has made available to Parent copies of any and all material environmentally related assessments, audits, investigations, sampling or similar reports in the possession of the Company.

3.12 Taxes. Except as set forth in Section 3.12.0 of the Company Disclosure Schedule:

3.12.0 The Company and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by the Company and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid (after taking into account all available extensions) to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets of the Company or any of its Subsidiaries.

3.12.1 No claim for assessment or collection of material Taxes is presently being asserted in writing against the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries is a party to any pending material action, proceeding, or investigation by any Tax authority relating to a material Tax nor does the Company or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from the Company or any of its Subsidiaries, which is still in effect.

3.12.2 Neither the Company nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

3.12.3 Neither the Company nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Israeli Taxes, or other applicable Taxes as the case may be, including any confirmation by the Authority for Investments and Development of the Industry and Economy of the Israeli Ministry of Economy and Industry, acting under the Israeli Law for Encouragement of Capital Investments, 5719 – 1959 (the “Investment Center”) of “Approved Enterprise” or “Benefitted Enterprise” status; nor have they received any grants from the Israel Innovation Authority (the “IIA”) or otherwise under the R&D Law; and there are no royalties, fees, repayments or other amounts due or payable by the Company to any governmental entity with respect to any of the foregoing. No prior approval of the Investment Center, the IIA, or any other Governmental Entity, is required in order to consummate the transactions contemplated by this Agreement, or to preserve entitlement of the Company or any of its Subsidiaries to any such incentive, subsidy, or benefit.

3.12.4 The Company and its Subsidiaries have provided adequate reserves in accordance with IFRS, where applicable, in the most recent Company Financial Statements for any Taxes that have not been timely paid. Since the date of the Company Financial Statements and for periods beginning after the most recent Tax Return filed by the Company or any of its subsidiaries, the Company and its subsidiaries have accrued or provided in their books and records for all Taxes.

3.12.5 No claim has been made in writing to the Company or any of its Subsidiaries by a Tax authority in a jurisdiction where neither the Company nor any Subsidiary files Tax Returns that the Company or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither the Company nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

3.12.6 Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was the Company) or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise except as set forth in Section 3.12.6 of the Company Disclosure Schedule.

3.12.7 Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Company or any of its Subsidiaries before the Closing Date.

3.12.8 Reserved

3.12.9 Neither the Company nor any of its Subsidiaries is, or has ever been, subject to any Taxes in the United States.

3.12.10 The Company is duly registered for the purposes of Israeli value added Tax (“VAT”) and has complied in all respects with all requirements concerning VAT. The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which it might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by the Company, (ii) has collected and timely remitted to the relevant taxing authority all output VAT which the Company is required to collect and remit under any Applicable Law, and (iii) has not received a refund for input VAT for which the Company is not entitled under any Applicable Law.

3.12.11 Neither the Company nor any of its Subsidiaries, is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

3.12.12 Neither the Company nor any of its Subsidiaries has participated or engaged in any transaction or action which would require special reporting in accordance with Section 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, regarding aggressive tax planning, or Treasury Regulations Section 1.6011-4(b) or any similar or comparable provision under Applicable Law. Neither the Company nor its Subsidiaries has received any “reportable tax opinion” or taken any “reportable position,” all within the meaning of Sections 131D and 131E of the Israeli Tax Ordinance, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958.

3.12.13 Neither the Company nor any of its Subsidiaries is or has ever been a real property corporation (Igud Mekarke’in) within the meaning of Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

3.12.14 Neither the Company nor its Subsidiaries has received any letter ruling from any taxing authority, and no request for such a ruling is currently pending.

3.12.15 The Company has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

3.13 Intellectual Property.

3.13.0 Section 3.13.0 of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s and each of its Subsidiary’s Israeli, United States and foreign (i) patents and patent applications; (ii) trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) owned, in whole or in part, including jointly with others, by the Company or any of its Subsidiaries. For purposes of this Agreement, the Company’s and each of its Subsidiary’s Trademarks, Patents, patent applications, Copyrights and Trade Secrets listed on Section 3.13.0 of the Company Disclosure Schedule are sometimes referred to hereinafter as the “Company Trademarks,” and “Company Patents,” respectively.

3.13.1 Trademarks.

(a) All Company Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not reasonably be expected to result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Company Trademark in question.

(b) To the Knowledge of the Company, all Company Trademarks are valid and enforceable as against any third party.

3.13.2 Patents.

(a) To the Knowledge of the Company, all Company Patents and patent applications are being diligently prosecuted and currently in compliance with all applicable legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use having a final due date prior to the date hereof) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Company Patent in question.

(b) To the Knowledge of the Company, all issued Company Patents are valid and enforceable as against any third party.

3.13.3 Ownership; Sufficiency of Intellectual Property Assets. Except as described in Section 3.13.3 of the Company Disclosure Schedule, the Company or one of its Subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens (other than Company’s Permitted Liens), all of its Intellectual Property used in or required for their respective businesses as currently conducted.

3.13.4 No Infringement by Third Parties. Except as described in Section 3.13.4 of the Company Disclosure Schedule, to the Knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any material Intellectual Property owned by the Company or any of its Subsidiaries, and no such claims have been brought against any third party by the Company or any of its Subsidiaries.

3.13.5 No Proceedings. There are no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending, or, to the Company’s Knowledge threatened (including in the form of offers to obtain a license), (i) alleging any infringement, misappropriation, or other violation by the Company or a Subsidiary of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property owned or purported to be owned by the Company or its Subsidiaries or the Company’s right, title, or interest in or to any Intellectual Property owned by the Company or its Subsidiaries; or (iii) by the Company or its Subsidiaries alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property. There are no facts or circumstances that could reasonably be expected to give rise to any such Proceeding. Neither the Company nor its Subsidiaries is subject to any outstanding Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the ownership or use of any Intellectual Property owned or licensed by the Company or its Subsidiaries.

3.13.6 No Collaboration with Research Institutions. Except as set forth in Section 3.13.6 of the Company Disclosure Schedule, no personnel, facilities, resources, grants, incentives, exemptions, qualifications or subsidies of any university, college, other educational institution international organization or research center, were used in the development of the Company Products or Services or Intellectual Property of the Company or any products or services currently under development by the Company or its Subsidiaries.

3.14 Insurance. All of the insurance policies, including fire and casualty, if any, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (the “Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Company and its Subsidiaries. The Company has made available to Parent correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. There is no material claim pending under any insurance policies of the Company and its Subsidiaries.

3.15 Certain Business Practices.

3.15.0 None of the Company, any of its Subsidiaries, or to the Knowledge of the Company any directors, officers, agents or employees of the Company or any of its Subsidiaries or to the Knowledge of the Company any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Company, or any employee or agent of any customer or supplier of the Company; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Company, any employee or agent of any customer or supplier of the Company, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction), in each case which (i) may subject the Company to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Company or its business, or (iii) if not continued in the future, may materially affect the Company or its business.

3.15.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has taken, nor to the Knowledge of the Company have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, Section 291 or 291A of the Israeli Penal Law 5737-1977 (Bribery Transactions), or any other Applicable Laws relating to bribery or corruption, and legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials (the “Anti-Corruption Laws”). Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

3.15.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction and trade Applicable Laws and regulations, including the Export Administration Regulations, including the anti-boycott regulations contained therein, 15 C.F.R. Parts 730 to 774; (ii) the Foreign Trade Regulations, 15 C.F.R. Part 30, administered by the United States Department of Commerce; (iii) the Arms Export Control Act (22 U.S.C. 2778) and the International Traffic in Arms Regulations, 22 C.F.R. Parts 120 to 130, administered by the United States Department of State; (iv) the embargoes, restrictions and regulations administered by OFAC, 31 C.F.R. Parts 500 to 597; (v) Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Prohibited Persons; and (vi) the Tariff Act of 1930, as amended, and regulations administered by the United States Department of Homeland Security, Bureau of Customs and Border Protection, as well as the Israeli Defense Export Controls Law, 5767-2007 (collectively, the “Trade Laws”). The Company and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Company and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Company’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Company’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Company, its Subsidiaries or any directors, managers or officers or employees of the Company or its Subsidiaries, or, to the Company’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Company or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

3.15.3 The Company and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company, its Subsidiaries or any director, manager or officer of the Company or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.16 Tangible Personal Property; Title; Sufficiency of Assets

3.16.0 Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries own, and has good title to, each of the tangible assets reflected as owned by the Company or its Subsidiaries on the Latest Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business consistent with past practice), free of any Liens other than the Company’s Permitted Liens. Except as would not be material to the Company and its Subsidiaries, taken as a whole, all of the equipment and other tangible personal property and assets owned or used by the Company and its Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

3.16.1 All tangible personal property owned by the Company and its Subsidiaries and all of the items of material tangible personal property used by the Company and its Subsidiaries under the Personal Property Leases or otherwise have been reasonably maintained, are structurally sound, are in reasonably good operating condition and repair, subject to normal wear and tear, and are adequate for the uses to which they are currently being put by the Company and its Subsidiaries in the operation of their businesses as currently conducted, and none of such items of material tangible personal property is in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course of the Company’s business consistent with past practice that are not material in nature or cost.

3.17 Material Contracts.

3.17.0 Section 3.17.0 of the Company Disclosure Schedule lists each Contract to which the Company or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which provides for any material license or other material arrangement with respect to any Intellectual Property of the Company; (iv) which constitutes an undertaking or agreement with the IIA or any other Governmental Entity; (v) which is an arrangement limiting or restraining the Company or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (vi) under which the Company or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vii) which is a Labor Agreement or any other Contract with any labor union; (viii) which is a Real Property Lease or a Personal Property Lease; (ix) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Company or any of its Subsidiaries; (x) pursuant to which the Company is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (xi) all powers of attorney or other similar agreements or grant of agency by the Company; (xii) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or (b) impose monitoring, reporting or other continuing obligations on the Company or any of its Subsidiaries; (xiii) pursuant to which the Company or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries); (xiv) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xv) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Company or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Company or any Subsidiary of the Company; or (xvi) which relates to the acquisition or sale of any material assets of the Company or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice; (each such Contract disclosed or required to be disclosed on Section 3.17.0 of the Company Disclosure Schedule, a “Company Material Contract”).

3.17.1 All Company Material Contracts are valid, legal, and binding and in full force and effect as to the Company or its Subsidiaries and are enforceable against the other parties thereto subject to bankruptcy, insolvency, reorganization, moratorium, and similar Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The Company and its Subsidiaries have paid in full or accrued all material amounts now due from them thereunder and have satisfied in full or provided for all of their material liabilities and obligations thereunder which are presently requested to be satisfied or provided for. None of the Company, the Subsidiaries nor, to the Knowledge of the Company, any other parties, have violated any provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under the provisions of any Company Material Contract. The Company has not and none of its Subsidiaries has issued or received any written notice of termination, cancellation, material breach or default under any Company Material Contract and no counterparty to a Company Material Contract has made any written demand for such renegotiation of any material terms of any Company Material Contract. True and complete copies of all Company Material Contracts, together with all amendments thereto through the date hereof, have been made available to Parent.

3.18 Grants, Incentives and Subsidies. Section 3.18 of the Company Disclosure Schedule provides a complete list of all grants, incentives, and subsidies (collectively, “Grants”) and applications therefor that are pending and outstanding as of the date hereof from the Government of the State of Israel or any agency thereof, or from any Governmental Entity, granted to the Company or any Subsidiary, including the IIA. Without limiting the generality of the above, Section 3.18 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding payment obligations thereunder of the Company or any Subsidiary with respect to royalties, or the outstanding amounts to be paid by the IIA to the Company. Section 3.18 of the Disclosure Schedule also identifies the specific Company’s Products and Services developed with each Grant.

3.19 Affiliates; Transactions with Affiliates.

3.19.0 Except for the directors and executive officers of the Company, each of whom is listed in Section 3.19.0 of the Company Disclosure Schedule, there are no Persons who, to the Knowledge of the Company, may be deemed to be Affiliates of the Company under Rule 145 of the Securities Act.

3.19.1 Except as disclosed on Section 3.19.1 of the Company Disclosure Schedule, no Related Party of the Company or any of its Subsidiaries is presently engaged in any transactions or business arrangements with the Company or any of its Subsidiaries. No Related Party of the Company or any of its Subsidiaries (except in his capacity as such or in his capacity as a shareholder or optionholder of the Company or its Subsidiaries) (i) is a party to any Contract with the Company; (ii) has any direct or indirect material interest in (a) any property, assets or rights of or used by the Company or that of any of its Subsidiaries, (b) any franchisor, competitor, customer, supplier, distributor, lessor, independent contractor or agent of the Company or any of its Subsidiaries (including as an officer, director, manager, employee or consultant of any such Person), or (c) any Person which is a party to any Contract required to be listed pursuant to Section 3.17.0 other than, in the case of clauses (b) and (c) above, as a Person owning beneficially less than 1% of the equity of such entity; or (iii) has outstanding any Indebtedness owed to the Company, or is the obligee or beneficiary of any liability of the Company, in each case, except for employment-related compensation or liabilities therefor received or payable in the ordinary course of business or any rights or obligations such Related Party may have in its capacity as a holder of Shares or holder of Company Equity Awards.

3.20 Brokers. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.21 Employee Benefits. Except as disclosed in Section 3.21 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

3.22 Labor and Employment Matters.

3.22.0 All amounts that the Company or any Subsidiary is legally or contractually required either (i) to deduct from its employees’ salaries or to transfer to such employees’ pension, life insurance, incapacity insurance, continuing education fund or other similar fund, or (ii) to withhold from their employees’ salaries and pay to any Governmental Entity as required by the Israeli Income Tax Ordinance (New Version) and any other Applicable Law have, in each case, been duly deducted, transferred, withheld and paid, and neither the Company nor any of its Subsidiaries have any outstanding obligation to make any such deduction, transfer, withholding or payment except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.22.1 Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

3.22.2 The Company and its Subsidiaries are in compliance with all Applicable Law pertaining to the employment of labor, including all such laws and orders relating to wages, hours, overtime, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and similar taxes other than any such non-compliance which does not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.22.3 Israeli Employees.

(a) With respect to employees who reside or work in Israel or whose employment contract is otherwise subject to the laws of the State of Israel (“Israeli Employees”):

(i) No Israeli Employee is subject to any collective bargaining agreement and/or extension order (“tzav harchava”) (other than extension orders that are generally applicable to all employers or employees in Israel); and

(ii) The Company is not, nor was it ever, a member of any employers’ association or organization, and the Company does not pay, nor has it ever paid, any payment to an employers’ association or organization and no employers association or organization has made any demand for payment of any kind from the Company.

(b) All obligations of the Company or its subsidiaries to provide statutory severance pay to all Israeli Employees pursuant to the Severance Pay Law-1963, to pay unused vacation pursuant to the Annual Leave Law – 1951, accrued bonuses and recreation pay, or any Contract are fully funded, or if not required to do so are accrued on the financials statement of the Company except for obligations towards severance pay that is fully funded.

Other than as appear on Section 22(c) of the Company Disclosure Schedule, All of the Company’s Israeli Employees are subject to the arrangement under Section 14 to the Israeli Severance Pay Law, 5723 1963 (the “Section 14 Arrangement”). The Company’s obligations to provide statutory severance pay to its Israeli Employees are fully funded in accordance with the Section 14 Arrangement and it is and was implemented properly, from the commencement date of the Israeli Employee’s employment and on the basis of the Israeli Employees’ entire determining salary, such that the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with Section 14 Arrangement.

3.23 Indebtedness.

3.23.0 Section 3.23.0 of the Company Disclosure Schedule sets forth all outstanding Indebtedness of the Company and its Subsidiaries as of June 30, 2024, including the amount outstanding with respect thereto.

3.23.1 Section 3.23.1 of the Company Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Company or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Company.

3.24 Real Property. The Company and its Subsidiaries do not own, and have never owned, any real property. Section 3.24 of the Company Disclosure Schedule sets forth a complete and accurate list of all leases, licenses or other similar written agreements relating to the occupancy (the “Real Property Leases”) of the real property (the “Leased Real Property”) to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound. The Company or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Company’s Permitted Liens.

3.25 Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.10 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the other Transaction Agreements, the Merger or any other transaction contemplated by this Agreement and the other Transaction Agreements. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

3.26 No Other Representations. The Company acknowledges that none of Parent or Merger Sub or any of their Representatives or any other Person makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Parent under this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND merger sub

Except (x) as expressly disclosed in any documents filed or furnished by the Parent with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification; Subsidiaries.

4.1.0 Each of Parent and Merger Sub is duly organized and validly existing under the Applicable Laws of its jurisdiction of organization. Merger Sub is not a “defaulting company” as such term is defined in the ICL. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. The Parent is duly qualified or registered as a foreign company to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

4.1.1 Section 4.1.1 of the Parent Disclosure Schedule sets forth a true and complete list of all the Parent’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Parent’s Subsidiaries are owned by the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Parent’s Subsidiaries or shares of the Parent’s Subsidiaries reserved for issuance. Each of the Parent’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Parent, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Parent’s interests in its Subsidiaries, and except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Parent have been made available to the Company, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Parent are in full force and effect. The Subsidiaries of the Parent are not in violation of their respective organizational or governing document.

4.1.2 Merger Sub is an Israeli corporation. Except in connection with this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, Merger Sub has not conducted any operations, entered into any agreements and has not and will not have prior to the Effective Time or the earlier termination of this Agreement any Liabilities except those arising under this Agreement and the other Transaction Agreements and from the transactions contemplated herein and therein.

4.2 Capitalization of Parent and Merger Sub.

4.2.0 The authorized share capital of the Parent consists of 1,172,000 shares of Parent Common Stock, of which, as of the Measurement Date, 1,172,000 shares of Parent Common Stock were issued and outstanding. 55,000 shares of Parent Common Stock are reserved for issuance upon payment of outstanding restricted stock units or other awards or pursuant to the Parent Share Option Plan Regulation 2021, 104,334 shares of Parent Common Stock are held by Parent in its treasury and 655,860 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding warrants. Between the Measurement Date and the date hereof, except as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, no shares of Parent Common Stock have been issued (other than shares issuable upon the exercise of existing awards) and no restricted stock units or other awards have been granted. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock to be issued in the Merger or upon exercise of any Company Equity Award assumed hereunder (and all shares of Parent Common Stock which may be issued pursuant to any option or warrant) will be, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth above and as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities of the Parent, (ii) securities of the Parent convertible into or exchangeable or exercisable for shares or other securities of the Parent, (iii) options, preemptive or other rights to acquire from the Parent or any of its Subsidiaries, or obligations of the Parent or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Parent or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Parent or any of its Subsidiaries or other similar rights (collectively “Parent Securities”). There are no outstanding rights or obligations of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except for the Parent Voting Agreements and as set forth in Section 4.2.0(iii) of the Parent Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Parent or any of its Subsidiaries is a party or by which the Parent or any Subsidiary of the Company is bound relating to the voting or registration of any shares of securities of the Parent or any of its Subsidiaries.

4.2.1 The authorized share capital of Merger Sub consists of 15,000 ordinary shares with no par value. All of the issued and outstanding ordinary shares of Merger Sub are owned by Parent, and there are no other outstanding shares or other voting securities of Merger Sub or rights to acquire the same.

4.3 Authority Relative to This Agreement; Recommendation.

4.3.0 Parent and Merger Sub have all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.3 below, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Parent and Merger Sub of this Agreement and the other Transaction Agreements to which each is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Parent Board on behalf of Parent and the Merger Sub and, as of the closing, by the sole shareholder of the Merger Sub, and other than the aforesaid ratification and the approval of the Transaction Agreements by the shareholders of the Parent, no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 4.3.0 of the Parent Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Parent or Merger Sub is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by each of the Parent and Merger Sub and constitutes, assuming the due authorization, execution and delivery hereof and thereof by the Company, the valid, legal and binding agreement of each of the Parent and Merger Sub, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

4.3.1 Without limiting the generality of the foregoing, the Parent Board and the Merger Sub Board (i) have unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Parent Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Parent Recommendation.

4.3.2 The approval of Parent, as the sole stockholder of Merger Sub, and Parent’s shareholders as approved in the Parent Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of Merger Sub and Parent, respectively, required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

4.4 SEC Reports; Financial Statements .

4.4.0 The Parent has filed all forms, reports and documents with the United States Securities and Exchange Commission (the “SEC”) required to be filed under Applicable Law or the rules and regulations of the SEC and any relevant law or regulation of Switzerland (“Swiss Law”) (such forms, reports and documents, collectively, the “Parent Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of Swiss Law and the rules of the SEC as in effect on the dates such forms, reports and documents were filed. None of such Parent Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Parent Securities Filing filed subsequently and prior to the date hereof. All of the Parent Financial Statements comply, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and the rules and regulations of the SEC and Swiss Law with respect thereto, were prepared in accordance with U.S. GAAP as in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Parent as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Parent, no circumstance exists that would be reasonably expected to require, the Parent to restate any of the Parent Financial Statements.

4.4.1 Sarbanes-Oxley; Internal Accounting Controls. The Parent, its Subsidiaries and their respective officers and directors are in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the Closing Date. The Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAPP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent and its Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Parent and its Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Parent in the reports it files or submits under the Exchange Act and Swiss Law is recorded, processed, summarized and reported, within the time periods specified in the relevant rules and forms. The Parent’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Parent and its Subsidiaries as of the end of the period covered by the most recently filed Form 20-F under the Exchange Act (such date, the “Evaluation Date”). The Parent presented in its most recently filed Form 20-F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Parent and its Subsidiaries.

4.4.2 Investment Company. The Parent is not, and is not an Affiliate of, and immediately after receipt of payment for the securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Parent shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

4.4.3 Listing and Maintenance Requirements. The Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and the Parent has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Parent Common Stock under the Exchange Act nor has the Parent received any notification that the SEC is contemplating terminating such registration. Except as set forth in the last sentence of this Section 4.4.3, the Parent has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Parent Common Stock are or have been listed or quoted to the effect that the Parent is not in compliance with the listing or maintenance requirements of such Trading Market.

4.4.4 Application of Takeover Protections. The Parent and its board of directors have taken all necessary action in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that will be triggered upon the consummation of the transactions contemplated under the Transaction Agreements, including without limitation as a result of the Parent’s issuance of Parent Common Stock.

4.5 Information Supplied. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference in applications for the ISA Exemption Application, and/or the registration statement on Form F-4 and the Israel Prospectus will, at the time it becomes effective under the Securities Act and if applicable, when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Parent’s shareholders to be held in connection with the Merger (the “Parent Proxy Statement”, together with the Company Proxy Statement, each a “Proxy Statement”, and together, the “Proxy Statements”, and the “Parent Shareholder Meeting”, respectively), or in the notice of the Company Shareholder Meeting and Company Proxy Statement, will, at the date mailed to shareholders of the Parent or Company, and at the time of the Parent Shareholder Meeting or Company Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Parent for inclusion in the Israel Prospectus, if applicable, will comply as to form in all material respects with the provisions of Form F-4. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the ISA Exemption Application, the Form F-4, Israel Prospectus, the Proxy Statements, Parent Shareholder Meeting or the Company Shareholder Meeting, which information or statements were not supplied by or on behalf of the Parent.

4.6 Consents and Approvals; No Violations.

4.6.0 Except (i) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, Swiss Law, and any filings under similar merger notification or foreign investment laws or regulations of foreign Governmental Entities, to the extent required by Applicable Law, and (ii) such other Consents as may be required by reason of the status of the Parent or its Affiliates, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Parent or Merger Sub of this Agreement and the Transaction Agreements to which it is or will be a party or the consummation by the Parent or Merger Sub of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on Parent.

4.6.1 Assuming that all Consents described in Section 4.6.0 have been obtained or made, neither the execution, delivery and performance by the Parent or Merger Sub, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the respective memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of Parent or Merger Sub, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to Parent or Merger Sub or any of their respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which Parent or Merger Sub, or any of the assets owned or used by the Parent or Merger Sub, is subject, or (v) result in the creation of a Lien on any property or asset of the Parent or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 4.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

4.7 No Default. The Parent is not in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its charter documents (or similar governing or organizational documents), (b) any Contract to which the Parent is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

4.8 No Undisclosed Liabilities.

4.8.0 Neither Parent nor any of its Subsidiaries has any Liabilities of a type required by U.S. GAAP to be reflected on a consolidated balance sheet of Parent (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, and the other Transaction Agreements and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 4.8.0 of the Parent Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the unaudited balance sheet of Parent, dated as of the Latest Balance Sheet Date, and (d) Liabilities incurred since the Latest Balance Sheet Date in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding). Except as set forth on Schedule 4.8.0 of the Parent Disclosure Schedule, Parent shall have no Indebtedness as of the Closing.

4.8.1 Except as disclosed in the Parent Securities Filings, since December 31, 2023, there have been no events, developments, changes or occurrences with respect to the Parent or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Parent.

4.9 Litigation. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Parent, any manager, director or officer of the Parent or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on Parent, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Parent, there is no basis on which any such Proceeding may be brought or threatened against the Parent or its Subsidiaries. None of the Parent, any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

4.10 Compliance with Applicable Law.

4.10.0 Parent and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Parent, its Subsidiaries and its and their operations; and neither the Parent nor its Subsidiaries has received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

4.10.1 To the Knowledge of the Parent, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Parent or its Subsidiaries of any Applicable Law applicable to the Parent, its Subsidiaries or their respective business.

4.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of Parent, threatened with respect to an alleged material violation by the Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the PHSA, the FDCA or any other similar Law administered or promulgated by any Drug Regulatory Agency, or there is no act, omission, event, or circumstance of which the Parent has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

4.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Parent Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Parent nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries or in which Parent or its current products or product candidates have participated. All Parent Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

4.10.4 Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, neither the Parent nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.

4.10.5 Parent and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Parent or a Subsidiary is a party or otherwise bound. Neither the Parent nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent or an agent or third party subject to a Business Associate Agreement with Parent or any of its Subsidiaries. Parent is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 4.10 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

4.11 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

4.12 Ownership of Stock in the Company and its Subsidiaries. Neither Parent nor Merger Sub own or hold any Shares.

4.13 Taxes.

4.13.0 Except as set forth in Section 4.13.0 of the Parent Disclosure Schedule, Parent and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by Parent and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets or bank accounts of Parent or any of its Subsidiaries.

4.13.1 Except as set forth in Section 4.13.1 of the Parent Disclosure Schedule, no claim for assessment or collection of material Taxes is presently being asserted in writing against Parent or its Subsidiaries and neither Parent nor any of its Subsidiaries is a party to any pending action, proceeding, or investigation by any Tax authority relating to a material Tax nor does Parent or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from Parent or any of its Subsidiaries, which is still in effect.

4.13.2 Except as set forth in Section 4.13.2 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

4.13.3 Except as set forth in Section 4.13.3 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Taxes; and there are no royalties, fees, repayments or other amounts due or payable by the Parent to any governmental entity with respect to any of the foregoing.

4.13.4 No claim has been made in writing to Parent or any of its Subsidiaries by a Tax authority in a jurisdiction where neither Parent nor any Subsidiary files Tax Returns that Parent or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither Parent nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

4.13.5 Neither the Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Parent or any of its Subsidiaries before the Closing Date.

4.13.6 The Parent is not a controlled foreign corporation, a passive foreign investment company or a foreign personal holding company as such terms are defined in Sections 957, 1297 and 552 of the Code, respectively.

4.13.7 For U.S. federal income tax purposes, since formation the Parent has been treated as a corporation.

4.13.8 Neither Parent nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was Parent), or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise.

4.13.9 Parent has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

4.14 Valid Issuance. The Parent Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws) will be free of restrictions on transfer.

4.15 Insurance. All of the Insurance Policies maintained by the Parent or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Parent and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Parent and its Subsidiaries. The Parent has made available to Company correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Parent nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries. There is no material claim pending under any insurance policies of the Parent and its Subsidiaries.

4.16 Certain Business Practices.

4.16.0 None of the Parent, any of its Subsidiaries, or to the Knowledge of the Parent any directors, officers, agents or employees of the Parent or any of its Subsidiaries or to the Knowledge of the Parent any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Parent, or any employee or agent of any customer or supplier of the Parent; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the FCPA; or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Parent, any employee or agent of any customer or supplier of the Parent, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Parent (or assist the Parent in connection with any actual or proposed transaction), in each case which (i) may subject the Parent to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Parent or its business, or (iii) if not continued in the future, may materially affect the Parent or its business.

4.16.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, none of the Parent or any of its Subsidiaries has taken, nor to the Knowledge of the Parent have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, relevant Swiss Law or any other Anti-Corruption Laws. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

4.16.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction and trade Applicable Laws and regulations, including the Trade Laws. The Parent and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Parent and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Parent’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Parent’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Parent, its Subsidiaries or any directors, managers or officers or employees of the Parent or its Subsidiaries, or, to the Parent’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Parent or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

4.16.3 The Parent and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent. None of the Parent, its Subsidiaries or any director, manager or officer of the Parent or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

4.17 Material Contracts. Section 4.17 of the Parent Disclosure Schedule lists each Contract to which the Parent or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which constitutes an undertaking or agreement with any Governmental Entity; (iv) which is an arrangement limiting or restraining the Parent or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (v) under which the Parent or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vi) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Parent or any of its Subsidiaries; (vii) pursuant to which the Parent is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (viii) all powers of attorney or other similar agreements or grant of agency by the Parent; (ix) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or (b) impose monitoring, reporting or other continuing obligations on the Parent or any of its Subsidiaries; (x) pursuant to which the Parent or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Parent or any of its Subsidiaries); (xi) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xii) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Parent or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Parent or any Subsidiary of the Parent; or (xiii) which relates to the acquisition or sale of any material assets of the Parent or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice.

4.18 Employee Benefits. Except as disclosed in Section 4.18 of the Parent Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

4.19 Indebtedness.

4.19.0 Section 4.19.0 of the Parent Disclosure Schedule sets forth all outstanding Indebtedness of the Parent and its Subsidiaries as of the date of this Agreement, including the amount outstanding with respect thereto.

4.19.1 Section 4.19.1 of the Parent Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Parent or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Parent.

4.20 Real Property. The Parent and its Subsidiaries do not own, and have never owned, any real property. Section 4.20 of the Parent Disclosure Schedule sets forth a complete and accurate list of all Real Property Leases of the Leased Real Property to which the Parent or any of its Subsidiaries is a party or by which any of their assets are bound. The Parent or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Parent’s Permitted Liens.

4.21 No Other Representations. Each of Parent and Merger Sub acknowledges that neither Company nor any of its Representatives or any other Person makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent, Merger Sub or their Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to Parent, the Merger Sub, or to their respective Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Company under this Agreement.

Article V
COVENANTS

5.1 Conduct of Business by the Parent and Merger Sub. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.1 to this Agreement, (c) with the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with Article VII below (such period, the “Interim Period”), the Parent will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Schedule 5.1 to this Agreement, during the Interim Period, the Parent will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Company), without the prior written consent of Company (which shall not be unreasonably withheld or delayed):

5.1.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.1.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including any stock options or stock appreciation rights) of the Parent or any of its Subsidiaries except for the issuance and sale of Parent Common Stock pursuant to Parent Equity Awards granted under the Parent Plans prior to the date hereof and issuance of Parent Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.1.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Parent or any of its Subsidiaries, including Parent Common Stock (except dividends declared or paid by a wholly-owned Subsidiary of the Parent to the Parent or another wholly-owned Subsidiary of the Parent), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Parent may repurchase or otherwise acquire shares in connection with (a) the applicable Parent Plan in effect as of the date of this Agreement, (b) the acceptance of Parent Common Stock as payment for the per share exercise price of the Parent Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Parent Equity Awards, in each case in accordance with the applicable Parent Plan, or (c) the forfeiture of Parent Equity Awards;

5.1.3 enter into any Contract with respect to the voting of the equity interests of the Parent, including the Parent Common Stock;

5.1.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Parent or any of its Subsidiaries (other than the Merger);

5.1.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Parent or any Subsidiary;

5.1.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Parent or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Parent incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Parent); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Parent Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Parent or any of its Subsidiaries;

5.1.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.1.7; or (b) any assets that are material, individually or in the aggregate, to the Parent, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Parent’s Permitted Lien) any material properties or assets of the Parent or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Parent’s Products and Services in the ordinary course of business consistent with past practices;

5.1.8 change any of the accounting methods, principles, or practices used by the Parent, except as required by U.S. GAAP or by a Governmental Entity or a competent quasi-Governmental Entity;

5.1.9 (i) enter into any Contract that would be required to be disclosed in Section 4.17 of the Parent Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.1.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.1.11 amend the terms of any Parent Plans and/or adopt any plans and/or schemes with similar results to those of the Parent Plans;

5.1.12 grant any new Parent Equity Awards and/or amend the terms of any existing Parent Equity Awards;

5.1.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Parent or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Parent or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.1.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Parent or its Subsidiaries as are currently in effect;

5.1.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with U.S. GAAP;

5.1.16 extend the date a Parent Equity Award may be exercised following the date that the holder of a Parent Equity Award ceases to be employed by the Parent or its Subsidiaries or provide services to the Parent or its Subsidiaries; or

5.1.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.1.0 through 5.1.17 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Parent contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Company, directly or indirectly, the right to control or direct the Parent’s operations prior to the Effective Time. Prior to the Effective Time, the Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.2 Conduct of Business by the Company. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.2 to this Agreement, (c) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Schedule 5.2 to this Agreement, during the Interim Period, the Company will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Parent), without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):

5.2.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.2.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including any stock options or stock appreciation rights) of the Company or any of its Subsidiaries except for the issuance and sale of Shares pursuant to Company Equity Awards granted under the Company Plans prior to the date hereof and issuance of Company Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.2.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Company or any of its Subsidiaries, including the Shares (except dividends declared or paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Company may repurchase or otherwise acquire shares in connection with (a) the applicable Company Plan in effect as of the date of this Agreement, (b) the acceptance of Shares as payment for the per share exercise price of the Company Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case in accordance with the applicable Company Plan, or (c) the forfeiture of Company Equity Awards;

5.2.3 enter into any Contract with respect to the voting of the equity interests of the Company, including the Shares;

5.2.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

5.2.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Company or any Subsidiary;

5.2.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Company or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Company incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Company); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Company or any of its Subsidiaries;

5.2.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.2.7; or (b) any assets that are material, individually or in the aggregate, to the Company, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Company’s Permitted Lien) any material properties or assets of the Company or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Company’s Products and Services in the ordinary course of business consistent with past practices;

5.2.8 change any of the accounting methods, principles, or practices used by the Company, except as required by a Governmental Entity or a competent quasi-Governmental Entity;

5.2.9 (i) enter into any Contract that would be required to be disclosed in Section 3.17 of the Company Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.2.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.2.11 amend the terms of any Company Plans and/or adopt any plans and/or schemes with similar results to those of the Company Plans;

5.2.12 grant any new Company Equity Awards and/or amend the terms of any existing Company Equity Awards;

5.2.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Company or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.2.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Company or its Subsidiaries as are currently in effect;

5.2.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with IFRS;

5.2.16 extend the date a Company Equity Award may be exercised following the date that the holder of a Company Equity Award ceases to be employed by the Company or its Subsidiaries or provide services to the Company or its Subsidiaries; or

5.2.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.2.0 through 5.2.16 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.3 Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus.

5.3.0 As promptly as reasonably practicable after the execution of this Agreement, (a) the Company (with Parent’s reasonable cooperation) shall prepare the Company Proxy Statement and the Israeli Prospectus (if required), and (b) Parent (with the Company’s reasonable cooperation) shall prepare the Parent Proxy Statement and prepare and file with the SEC a registration statement on Form F-4 in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts: (i) to cause the Form F-4 and each Proxy Statement and the Israeli Prospectus (if required) to comply with Applicable Law (including the applicable rules and regulations promulgated by the SEC, ISA and Swiss Law); (ii) to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form F-4, take all action reasonably required to be taken under any applicable state or other securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger; and (iii) to keep the Form F-4 effective through the Closing Date in order to permit the consummation of the Merger.

5.3.1 Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form F-4, the Israeli Prospectus (if required) and the Proxy Statements. Each of the Company and the Parent shall use reasonable best efforts to cause the Proxy Statements to be timely delivered to their respective shareholders. No filing of, or amendment or supplement to, the Form F-4 or the Israeli Prospectus (if required) will be made by Parent, and no filing of, or amendment or supplement to, the respective Proxy Statement will be made by the Party filing such Proxy Statement (other than regarding a Parent Adverse Recommendation Change), in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon; provided that, without limiting Section 5.8, with respect to documents filed by a party which are incorporated by reference in the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and (other than regarding a Parent Adverse Recommendation Change), following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC, the ISA, and TASE as applicable, and, to the extent required by Applicable Law, disseminated to the shareholders of the Company and Parent. Parent shall notify the Company promptly of the time when the Form F-4 and the Israeli Prospectus (if required), respectively have become effective, or the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each party shall notify the other promptly of the receipt of any comments from the SEC, any Swiss regulator, ISA, or TASE or the staff of the SEC, CSE, ISA, or TASE and of any request by the SEC, CSE, ISA, or TASE or the staff of the SEC, any Swiss Regulator, ISA, or TASE for amendments or supplements to the Form F-4 or the Proxy Statements, as applicable, or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC, any Swiss Regulator, ISA, or TASE or their respective staff, as applicable, on the other hand, with respect to the Proxy Statements, the Israeli Prospectus (if required), the Form F-4 or the Merger, the Company Shareholder Meeting or the Parent Shareholder Meeting.

5.4 Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger.

5.4.0 Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company, Parent and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, use reasonable best efforts to take the following actions within the timeframes set forth in this Section 5.4.0; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4.0 accordingly):

(a) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders’ Meeting;

(c) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar;

(d) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (ii) in a popular newspaper outside of Israel as may be required by Applicable Law;

(e) within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (d) above;

(f) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (c) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar;

(g) promptly after the Company and Merger Sub, as applicable, shall have complied with sub-Sections (c) through (f) above, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder);

(h) not later than three (3) days after the date on which the Company Requisite Vote is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval; and

(i) in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, that in no event shall be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Requisite Vote is received, as the Company and Merger Sub shall advise the Companies Registrar.

5.4.1 It is the intention of the parties that the Merger shall be declared effective, and the Certificate of Merger shall be issued on the Closing Date. For purposes of Section 5.4.0, “Business Day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

5.4.2 Promptly after the Signing Date, in accordance with applicable NASDAQ Rules and Swiss law, Parent shall hold the Parent Shareholder Meeting in order to, among other things, approve (i) the issuance of shares of Parent Common Stock, equal to the required number of shares of Parent Common Stock to serve as the Merger Consideration, (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing Parent shareholders, for the purpose of making available the required number of shares of Parent Common Stock to serve as the Merger Consideration, (iii) to reduce the par value of the Parent Common Stock to CHF 0.0001 per share and (iv) approve the waiver by the Parent Shareholders of any monetary compensation that might have been owing in connection with such reduction in par value. In the event the Parent Requisite Vote is not obtained at the Parent Shareholder Meeting, subject to applicable NASDAQ Rules and Swiss law, Parent shall continue to call and hold special meetings of its stockholders at least once every 45 days thereafter, beginning with the quarter ending December 31, 2024, to seek the Parent Requisite Vote until the Parent Requisite Vote is obtained.

5.5 Stock Exchange Listings; Delisting.

5.5.0 Promptly following execution of this Agreement, Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to Article II and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Equity Awards to be approved for listing on the NASDAQ, at Parent’s expense, on or prior to the Effective Time, including the submission of an applicable notification form for the listing of such shares (the “NASDAQ Notification”) in accordance with NASDAQ Rules within the applicable time period required thereunder.

5.5.1 Prior to the Effective Time, the Company shall take all actions necessary or requested by the Parent for the delisting of the Company and of the Shares from the TASE effective as of the Effective Time.

5.6 Appropriate Action; Consents; Filings.

5.6.0 Without limiting the conditions to Merger set forth in Article VI below, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI below to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable:

(a) the obtaining of all actions or nonactions, Consents, approvals, registrations, waivers, permits, authorizations, orders, expirations, or terminations of waiting periods and other confirmations from any Governmental Entity or other Person that are or may become necessary, proper, or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Consents”);

(b) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications, and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Filings”);

(c) the taking of all steps as may be necessary, proper, or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger;

(d) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed; and

(e) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper, or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement.

5.6.1 Israeli Approvals. Each Party to this Agreement shall use its respective reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report, or other document required to be delivered by such Party or any Subsidiary to or filed by such Party or any Subsidiary of such Party with, and to obtain any required approval of, any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file the notifications required, if any, under the Competition Law in connection with the Merger;

(b) Parent and the Company shall respond as promptly as practicable to any inquiries or requests received from the General Director of the ICA for additional information or documentation;

(c) Parent and the Company shall use their reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, any Consents and approvals from Israeli Governmental Entities, if any, that may be required in connection with the Merger;

(d) The Company shall inform the IIA regarding the transactions under this Agreement as required under the R&D Law; Parent shall provide to the IIA, the General Director of the ICA, and the ISA any information reasonably requested by such authorities and shall execute an undertaking in customary form to comply with the R&D Law; and

(e) Each Party to this Agreement shall (i) give the other Parties prompt notice of the commencement of any Proceeding against it by or before any Governmental Entity with respect to the Merger, (ii) keep the other Parties reasonably informed as to the status of any such Proceeding, (iii) shall promptly notify the other Parties if it becomes aware of (a) any inaccuracy in any representation or warranty made by either Party in this Agreement; and (b) a failure of either Party to comply with any covenant or obligation of such Party in this Agreement, and (iv) promptly inform the other Parties of any communication to or from the General Director of the ICA, the IIA, the Investment Center, the ISA, the Companies Registrar, the TASE or any other Israeli Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. The Parties to this Agreement will consult and cooperate with one another and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such Proceeding under or relating to the Israeli Competition Law and any applicable Guidelines of the ICA, including in particular ICA Guidelines No. 2/14, or any other Israeli antitrust or fair trade law, each Party hereto will permit authorized representatives of the other Party to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such Proceeding.

5.6.2 Notwithstanding anything to the contrary in this Section 5.6 above, no Party to this Agreement shall be obligated to pay any consideration or offer to grant, or agree to, any financial or other accommodation to any Person from whom any such approval or consent is requested or otherwise in connection with, or as a condition to obtaining, any such approval or consent (other than nominal fees which, for each Party, individually or in the aggregate, do not exceed $100,000).

5.6.3 Swiss Law Requirements.

(a) Capital Increase at Parent. Prior to the Closing Date, Parent shall procure that an ordinary capital increase under Swiss law, excluding the subscription rights of existing Parent shareholders (the “Capital Increase”), will be carried out which will be based on a resolution passed at an extraordinary general meeting (the “EGM”) that requires the approval of 67% of the shareholders voting at the EGM, for the purpose of making available the required number of shares of Parent Common Stock to serve as Merger Consideration (the “Merger Shares”).

(b) After the approval of the Capital Increase and sufficiently prior to the actions described under Section 5.6.3(c), but in any event no later than five (5) Business Days prior to the date of the Parent Board Meeting (as defined below), the following shall be performed:

(i) The Parties shall cause Exchange Agent to subscribe for the Merger Shares by delivering the corresponding subscription forms, duly executed (wet-ink) and in form and substance satisfactory to Parent (the “Subscription Forms”).

(ii) If and to the extent that the settlement of the Merger Shares will be in cash, the Company shall procure that the Exchange Agent will pay in, for account of the Company, the nominal value in Swiss francs (CHF) for each Merger Share (CHF 0.80 per share or such other nominal value as may be adopted) settled in cash by electronic wire transfer (without deductions of bank charges and transfer costs) to the following special purpose blocked capital account of a Swiss bank in favor of Parent (Kapitaleinzahlungssperrkonto) in the name of Parent:

Account Holder:	NLS Pharmaceutics AG

USD Account Number:	206 -196654.61Q

IBAN:	CH72 0020 6206 1966 5461 Q

Bank Name:	UBS SWITZERLAND AG

Bank Address:	Bahnhofstrasse 45

CH-8098 Zürich

BIC/SWIFT:	UBSWCHZH80A

Reference:	Share Capital Increase of NLS Pharmaceutics Ltd.

(iii) The Parties shall cause the Swiss bank to immediately issue a written confirmation evidencing that the nominal value for each Merger Share that was settled in cash in accordance with Section 5.6.3(b)(ii) above, has been fully credited to the following special purpose blocked capital account of Parent (Kapitaleinzahlungssperrkonto);

(iv) If and to the extent that the Merger Shares will not be settled in cash in accordance with Section 5.6.3(b)(ii) above, the Company shall procure that the Exchange Agent will settle the remaining amount of the aggregated nominal value of the Merger Shares by way of contribution in kind for account of Company, by transferring ownership of the non-cash assets to Parent, all in full compliance with art. 634 of the Swiss Code of Obligations (CO) and executing an agreement on contribution-in-kind with Parent, in form and substance satisfactory to Parent; and

(v) Parent shall procure that an auditor, duly accredited to perform such kind of auditing services in Switzerland, will deliver the auditors’ report (Prüfungsbestätigung) confirming the completeness and accuracy of the contributions of the Parent Board’s capital increase report.

(c) If and immediately after (I) the completion of all actions under Section 5.6.3(b) and (II) all conditions precedent to consummate the Merger in accordance with Article VI have been satisfied, but in any event no later than six months after the date of the EGM, Parent shall procure that Parent Board will take the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) in the presence of a public notary (the “Parent Board Meeting”).

(d) Immediately after the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) have been passed by Parent Board, Parent shall file the application together with all supporting documents with the competent commercial register.

(e) Upon registration with the competent commercial register and no later than three (3) Business Days following the filing of the commercial register application in accordance with Section 5.6.3(d) above, Parent shall deliver to the Company a copy of a share register excerpt evidencing Exchange Agent as the holder of the Merger Shares for the account of the existing shareholders of the Company who are entitled to receive a Merger Consideration in accordance with Section 2.2.1 of this Agreement.

5.7 Access to Information; Confidentiality.

5.7.0 During the Interim Period, the Company will (and shall cause each of its Subsidiaries to) give Parent and its Representatives reasonable access to all employees, research laboratories, plants, offices, properties, warehouses and other facilities and to all books and records of the Company and its Subsidiaries as Parent may reasonably request, and will cause its officers and those of its Subsidiaries to furnish Parent and its Representatives with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request. Notwithstanding anything to the contrary contained herein, no investigation undertaken pursuant to this Section 5.7.0 or otherwise by or on behalf of Parent or Merger Sub shall affect or be deemed to modify any representation or warranty of the Company contained herein.

5.7.1 During the Interim Period, the Company shall provide to Parent (i) within 14 days of the end of each calendar month (commencing in November, 2024), an unaudited consolidated balance sheet as of the end of such quarter and the related statements of earnings, shareholders’ equity (deficit) and cash flows for the quarter then ended, and (ii) within 90 days of the end of each year, an audited consolidated balance sheet as of the end of such year and the related statements of earnings, shareholders’ equity (deficit) and cash flows, all of such financial statements referred to in clauses (i) and (ii) to be prepared by the Company in accordance with IFRS (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments), in each case in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and its Subsidiaries and shall fairly present in all material respects their financial condition (taking into account the differences between the quarterly and annual financial statements prepared by the Company in conformity with their past practices) as of the last day of the period then ended.

5.7.2 Parent will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the Company pursuant to this Section 5.7.2 pursuant to the terms of the Confidentiality Agreement.

5.8 Public Announcements. None of Parent, Merger Sub or the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, without the prior Consent of Parent (in the case of the Company) or the Company (in the case of Parent or Merger Sub), which Consents shall not be unreasonably withheld, except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the SEC, NASDAQ, and Swiss regulator the ISA or the TASE if the party subject to such requirement provides copies of any such press release or public statement to the Company (in the case Parent is subject to such requirement) or Parent (in the case Company is subject to such requirement) such that to the extent reasonably practicable in light of the circumstances (including Applicable Law or the rules and regulations of, or any agreement with, the SEC, NASDAQ, any Swiss regulator, the ISA or the TASE), Parent or the Company, as applicable, is afforded a reasonable amount of time prior to the issuance thereof to review such press release or public statement and comment thereon, and Parent or the Company, as applicable, shall reasonably consider in good faith any comment of such Persons. Company and Parent shall make all required public announcements of this Agreement and the Merger following execution of this Agreement though a joint press release and an immediate report (as required under the ISL), which Intermediate Report the Company has provided to the Parent for review prior to the execution of this Agreement, Form 8-K and any other press release or report required by any Swiss Law or Swiss regulator.

5.9 Indemnification and Directors’ and Officers’ Insurance. The Company agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Parent (the “D&O Indemnified Parties”) as provided in the Parent’s articles of association or any indemnification Contract between such Person and the Parent (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Company prior to, the date of this Agreement) shall not survive the Merger and shall terminate as of the Closing. As of the Closing, Parent shall, at the Company’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of Parent’s current and former officers and directors, effective as of the Closing (the “D&O Run Off Policy”), with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to Parent. The premium for the D&O Run Off Policy (up to a maximum of $200,000) shall be paid by the Company on or prior to the Closing, and Parent shall take all necessary actions, and not fail to take any action, to prevent the cancellation of the D&O Run Off Policy during its term.

5.10 Notification of Certain Matters.

5.10.0 During the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be reasonably expected to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in a way such that the condition to the obligations of the other party to effect the Merger set forth in Section 6.2.0 and Section 6.3.0, as applicable, not be satisfied at the Effective Time, (b) any failure by such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder which has caused or would be reasonably expected to cause any condition to the obligations of the other party to effect the Merger set forth in Sections 6.2.1 and 6.3.1, as applicable, not to be satisfied at the Effective Time, and (c) the occurrence of any state of facts, change, development, effect, condition or occurrence that has resulted in or would reasonably be expected to result in a Material Adverse Effect on the Company or the Parent, as applicable; provided, however, that the delivery of any notice pursuant to this Section 5.10.0 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice or amend or supplement the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

5.10.1 During the Interim Period, each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any shareholder Proceeding brought by any shareholder of the Company or Parent, as applicable, against the Company or Parent, as applicable, or their respective directors or executive officers in connection with the Merger or the other transactions contemplated by this Agreement. Subject to entry by the Company and Parent into a customary joint defense agreement with one another, the Company and Parent shall have the right to participate in the defense of any such Proceeding. The Company shall not settle or offer to settle any such Proceeding without the prior written consent of Parent, provided that such consent shall not be unreasonably withheld, conditioned, or delayed. Parent shall not settle or offer to settle any such Proceeding without the prior written consent the Company, if such settlement would reasonably be expected to prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

5.11 Affiliates; Tax Rulings.

5.11.0 102 Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming the assumption and exchange of the Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options for the Assumed Awards in accordance with Section 2.3 above shall not constitute a taxable event so long as with respect to the Section 102 Awards they are deposited with the 102 Trustee and issued in accordance with the Assumed Company Plan (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Corporation, the Exchange Agent and their respective agents from any withholding obligation with respect to the Section 102 Awards and Section 3(i) Options. The Options Tax Ruling may be a separate tax ruling or may be incorporated into the 103K Tax Ruling. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent, Merger Sub, Exchange Agent or any Person acting on their behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to any payments and the issuance of Assumed Awards in exchange for Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

5.11.1 103K Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a Tax ruling permitting any certain shareholders who are covered by such tax ruling (each, an “Covered Seller”) to defer any applicable Israeli Tax with respect to any consideration in Parent Common Stock that such Covered Seller will receive pursuant to this Agreement in accordance with the provisions of Section 103K of the Ordinance or as otherwise determined by the ITA (it being agreed that in connection therewith, the Parent shall not object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K or other applicable sections of the Ordinance, or are otherwise customary conditions regularly associated with such a ruling or reasonably required by the ITA, including the deposit of the new Parent Common Stock with a designated 103K trustee) (the “103K Tax Ruling”). The Company shall include in the request for the 103K Tax Ruling to exempt Parent, the Surviving Corporation, the Exchange Agent, and their respective agents from any withholding obligation in connection with issuing Parent Common Stock. If the103K Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that (i) the exchange of the Company’s Shares (other than Section 102 Awards and Section 3(i) Options) as part of the transaction shall not constitute a taxable event, and (ii) the Parent and any Person acting on its behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to issuance of Parent Common Stock in exchange for exchange of the Company’s Shares in connection with the Merger (the “Interim 103K Tax Ruling”). To the extent that prior to the Closing an Interim 103K Tax Ruling shall have been obtained, then all references in this Agreement to the 103K Tax Ruling shall be deemed to refer to such Interim 103K Tax Ruling, until such time that a final definitive 103K Tax Ruling is obtained.

5.11.2 Withholding Tax Ruling. Notwithstanding anything to the contrary in Section 5.11.1, to the extent it becomes reasonably apparent to the Company that the ITA will not provide the 103K Tax Ruling in the form requested or that, if obtained, certain shareholders may not be covered under the 103K Tax Ruling, then as soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors, and accountants to prepare and file with the ITA an application for a ruling (the “Withholding Tax Ruling”, and, together with the Options Tax Ruling, the Interim Options Tax Ruling, the 103K Tax Ruling and the Interim 103K Tax Ruling, the “Tax Rulings”) that:

(a) with respect to holders of Ordinary Shares (other than Section 102 Awards and Section 3(i) Options) that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement or clarifying that no such obligation exists, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents;

(b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Covered Sellers) and the holders of Section 102 Awards and Section 3(i) Options for which such Tax ruling shall explicitly and in writing defer to the 103K Ruling (or the Interim 103K Ruling) and the Options Tax Ruling (or the Interim Options Tax Ruling), as applicable, (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and

(c) with respect to holders of Company Equity Awards that are not Section 102 Awards or Section 3(i) Options, who are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (ii) instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents.

5.11.3 The text of the applications for, filing relating to, and the final text of the Tax Rulings shall be subject to the prior written confirmation of Parent or its counsel, not to be unreasonably withheld, conditioned, or delayed. The Company and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the ITA with respect to matters relating to the subject matter of the Tax Rulings, without prior coordination with Parent or its counsel, and will enable Parent’s counsel to participate in all discussions and meetings relating thereto. To the extent that the Parent’s counsel elects not to participate in any meeting or discussion, the Company’s representatives shall provide Parent’s counsel, within two Business Days of such meeting or discussion, with a full report of the discussions held.

5.11.4 Parent will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to promptly take, or cause to be taken, all actions necessary to assist the Company to obtain the Tax Rulings, provided, however, that the Company agrees to pay all the reasonable costs and expenses of Parent in relation to such efforts, including, but not limited to, reasonable fees to a legal counsel for preparation of any disclosures or prospectus. Provided any Tax Ruling is reasonably acceptable to Parent, Parent hereby undertakes, at all times following the Closing, (i) to comply, and to cause its Subsidiaries to comply, with all of the terms and conditions of the Tax Rulings, and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings.

5.12 Director Resignations. The Parent shall obtain from any director (other than Alex Zwyer) and any officer of the Parent and any Subsidiary, an executed letter effectuating his or her resignation as a director of the Parent and any Subsidiary effective as of the Effective Time.

5.13 Israeli Securities Authority Approval.

5.13.0 Prior to the execution of this Agreement, the counsels for the parties have jointly prepared and the Parent has filed an application with the ISA for a No-Action Letter (the “ISA Exemption Application” and an “ISA Exemption”, respectively). The Parent shall use reasonable best efforts to obtain the ISA Exemption. If an ISA Exemption has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall prepare and use reasonable best efforts to receive a permit from the ISA and the TASE to be exempt from publishing a prospectus as to the Merger Consideration, (the “Israel Prospectus” and the “Israel Prospectus Permit”).

5.13.1 The Company and Parent shall cooperate in connection with (i) the preparation and filing of all documents pertaining to the Israel Prospectus Permit, and (ii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA Exemption, ISA Options Exemption (as defined below) or to receive the Israel Prospectus Permit, as applicable, or otherwise needed for the offering of the Merger Consideration to comply with the Israeli Securities Law. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to the request for the ISA Exemption and ISA Options Exemption, or the Israel Prospectus Permit, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the ISA Exemption Application, ISA Options Exemption Application (as defined below), the ISA Exemption, the ISA Options Exemption, or the Israel Prospectus Permit, as applicable. Notwithstanding the foregoing, the final version of the ISA Exemption Application, ISA Options Exemption Application, the ISA Exemption, the ISA Options Exemption or the Israel Prospectus Permit, as applicable, including any documents and exhibits enclosed thereto need to be approved by both Parent and the Company, provided that such approval shall not be unreasonably withheld.

5.13.2 In the event that the No-Action Letter has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall take all necessary action in order to obtain an exemption under Section 15D of the Israeli Securities Law with respect to the assumption of the Company Equity Awards under Section 2.3 hereof (the “ISA Options Exemption Application” and an “ISA Options Exemption”, respectively).

5.14 Sale of Legacy Assets.

5.14.0 Not later than 90 days after the Closing, Parent shall (i) authorize and instruct Alex Zwyer, in his capacity as a member of the Parent Board, or a member of the Parent Board identified by Alex Zwyer (in either case, the “Designated Director”), to make all necessary preparations for Legacy Sale, and (ii) appoint a Parent Board sub-committee consisting of at least three (3) members of the Parent Board, which such sub-committee shall include the Designated Director (the “Legacy Sub-Committee”), to oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to conduct the Legacy Sale. Subject to Section 5.14.2, the Legacy Sub-Committee shall use best commercial efforts to consummate the Legacy Sale within 12 months following the Closing.

5.14.1 The proceeds of any Legacy Sale, net of (i) all costs and expenses incurred or to be incurred by the Parent or any of its Subsidiaries in connection with such sale, (ii) all reasonable, documented costs of the Parent or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the Legacy Sale, and (iii) the settlement of any Legacy Liabilities, shall be distributed to the shareholders of Parent as of immediately prior to the Effective Time and the Warrant Holders as of immediately prior to the Effective Time, pro-rata in accordance with their CVRs, in accordance with the terms and conditions of the CVR Agreement.

5.14.2 The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by Parent related to maintaining the Intellectual Property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

5.15 Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transaction contemplated herein, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

5.16 Parent Board Designee.

5.16.1 Following the Closing Date, Parent agrees that it will appoint to its board of directors one individual nominated in writing by Alex Zwyer (the “Nominating Party”) and acceptable to Parent (such individual and as such individual may be replaced as provided herein, the “Zwyer Designee”). During the period (the “Zwyer Designee Period”) from the Closing Date until the date that is one year after the Closing Date, Parent shall nominate for election and continue to recommend to its stockholders that the Zwyer Designee be elected to serve as a director on Parent’s board of directors. During the Zwyer Designee Period, Parent further agrees that it will not take action to remove, or recommend the removal of, the Zwyer Designee without cause therefor; provided, however, that the Nominating Party’s right to nominate the Zwyer Designee, and Parent’s obligation to appoint the Zwyer Designee to the Parent’s board of directors, shall terminate upon the expiration of the Zwyer Designee Period.

5.16.2 As a condition to the Zwyer Designee’s appointment to Parent’s board of directors, the Zwyer Designee shall tender an irrevocable resignation that will be effective upon (1) the expiration of the Zwyer Designee Period and (2) the acceptance of such resignation by Parent’s board of directors. Parent’s board of directors will decide within 45 days of the expiration of the Zwyer Designee Period, through a process managed by the nominating and governance committee of Parent’s board of directors, whether to accept the resignation.

5.16.3 During the Zwyer Designee Period, upon any removal or resignation of the Zwyer Designee, Parent shall, within five (5) days of the receipt of written notice from the Nominating Party of the identification of a replacement nominee, appoint to fill the vacancy so created with such replacement nominee subject to the paragraph below. During the Zwyer Designee Period, the Zwyer Designee, once a director of Parent, shall be entitled to all of the rights enjoyed by other non-employee directors of Parent, including receipt of information, reimbursement of expenses and coverage under applicable director and officer insurance policies. Further, the Nominating Party agrees that it will not propose any individual as the Zwyer Designee to be a member of Parent’s board of directors whose background does not comply with or would disqualify Parent from complying with (i) applicable securities laws, (ii) contractual obligations to and rules of any market or exchange on which the Parent Common Stock is listed or quoted for trading on the date in question (including, without limitation, the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the OTC Bulletin Board or OTCQB Marketplace operated by OTC Markets Group, Inc. (or any successors to any of the foregoing)), and (iii) the criteria for directors set forth in the then current charter of the Parent’s nominating committee, and will not disqualify Parent from being able to conduct any public offering or private placement pursuant to either Rule 506 (b) or (c) and any “bad boy” provisions of any state securities laws. To the extent that any Zwyer Designee who becomes a director and does not satisfy the conditions of the preceding sentence, that person will immediately resign, and the Nominating Party will have the right to propose a replacement person to fill such vacancy otherwise in accordance with the terms of this Section 5.16.3.

5.17 No Solicitation by Parent. 5.17.0 From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, except as expressly provided by Section 5.17.2 or Section 5.17.4, (i) Parent shall cease, and shall cause its officers and directors and shall direct the other Parent Representatives (as defined below) to cease, and cause to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated hereby); (ii) Parent shall not, and shall not authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Parent Representatives”) to, directly or indirectly through another person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to Parent or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the Company or any of its Affiliates or any Company representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (C) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (D) otherwise resolve to do any of the foregoing; (iii) Parent shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of Parent’s confidential information; and (iv) within two (2) Business Days after the date hereof, Parent shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Parent Acquisition Proposal with Parent or any of its subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.17 or any other provision of this Agreement shall prohibit Parent or the Parent Board (or any committee thereof) from taking and disclosing to Parent’s stockholders the fact that a Parent Acquisition Proposal has been made, its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any statement contemplated by Item 1012(a) of Regulation M-A or any “stop, look and listen” statement. Any disclosure made in accordance with the foregoing sentence that specifically constitutes a Parent Adverse Recommendation Change (as defined below) shall result in all of the consequences of a Parent Adverse Recommendation Change set forth in this Agreement.

5.17.1 Notwithstanding the foregoing, at any time prior to obtaining the Parent Requisite Vote, if Parent receives a written Parent Acquisition Proposal from a third party and the receipt of such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.17.1, then Parent may (i) contact the person who has made such Parent Acquisition Proposal in order to clarify the terms of such Parent Acquisition Proposal so that the Parent Board (or any committee thereof) may inform itself about such Parent Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement (and nothing in this Agreement shall restrict Parent from entering into such an agreement) and (iii) negotiate and participate in discussions and negotiations with such person concerning a Parent Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Parent Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Parent Superior Proposal. Parent (A) shall promptly (and in any case within twenty-four (24) hours) provide the Company notice (1) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of such Parent Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to the Company copies of all written diligence materials regarding Parent and its subsidiaries provided by Parent to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request.

5.17.2 Except as permitted by Section 5.17.4 or Section 5.17.5, neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.17.2) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the Parent Recommendation within ten (10) Business Days of being requested by the Company to do so (provided that (A) the Company may make such request on no more than two (2) occasions in response to the same facts, events, circumstance or set of circumstances arising in connection with a Parent Acquisition Proposal, (B) the Company may not make any such request at any time following Parent’s delivery of a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5 and (C) if the Company has made any such request and prior to the expiration of ten (10) Business Days Parent delivers a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5, the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Parent Board shall have determined not to effect a Parent Adverse Recommendation Change pursuant to Section 5.17.4 or Section 5.17.5, as applicable) (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”).

5.17.3 If, at any time prior to the receipt of Parent Requisite Vote, the Parent Board receives a Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the Parent Board may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 8.1 in order to enter into a definitive agreement providing for a Parent Superior Proposal, provided that such Parent Superior Proposal is conditioned on this Agreement being terminated, which condition remains after Parent has used its reasonable best efforts to remove such condition, if (A) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with Parent’s directors’ fiduciary duties under applicable Law; (B) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change or terminate this Agreement; (C) if applicable, Parent has provided the Company a copy of the proposed definitive agreements between Parent and the person making such Parent Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to clause (B) of this Section 5.17.4, Parent shall have discussed and negotiated in good faith and made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate) with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the Parent Board determines in good faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new three (3) day negotiation period); and (E) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement (and all financial, legal, and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law.

5.17.4 Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.17.4 and shall not be subject to this Section 5.17.5), prior to obtaining the Parent Requisite Vote the Parent Board may take any action prohibited by clause (i) of Section 5.17.3, but only in response to a Parent Intervening Event and only if (i) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify the Parent Intervening Event in reasonable detail); (iii) for a period of five (5) days following the notice delivered pursuant to clause (ii) of this Section 5.17.5, Parent shall have discussed and negotiated in good faith, and shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new three (3) day negotiation period); and (iv) no earlier than the end of the negotiation period, the Parent Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

5.18 Budget. The expected monthly expenditures of the Parent from the Signing Date until the Closing shall be as set forth on Schedule 5.18, and Parent shall not without the written consent of the Company, which shall not to be unreasonably withheld, conditioned or delayed, exceed such expenditures in total in any such month.

Article VI
CONDITIONS TO CONSUMATION OF THE MERGER

6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived in writing by all Parties:

6.1.0 this Agreement and the Merger shall have been approved and adopted by the Company Requisite Vote, Parent Requisite Vote and Merger Sub Approval;

6.1.1 no statute, rule, regulation, executive order, decree, ruling, Applicable Law, Order or injunction shall have been enacted, entered, promulgated, or enforced and remain in effect by any United States federal or state, Israeli or foreign court or United States or Israeli or foreign Governmental Entity that prohibits, restrains, enjoins, or materially restricts the consummation of the Merger;

6.1.2 all Consents of, or declarations or filings with, and all expirations or early terminations of waiting periods required from, any Governmental Entity under Applicable Laws, that are listed on Schedule 6.1.2 of this Agreement shall have been filed, have occurred or been obtained (all such Consents and the lapse of all such waiting periods set forth on Schedule 6.1.2 of this Agreement being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect;

6.1.3 the Form F-4 shall have become effective under the Securities Act, shall not be the subject of any stop order or proceedings by the SEC seeking a stop order;

6.1.4 The Merger of the Company and the Merger Sub shall be declared effective and that the issuance by either (i) a court in Israel of an approval of the Merger under Section 350 of the Israel Companies Law [1999], or (ii) the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL,

6.1.5 the boards of directors of each Parent and Company shall have received a fairness opinion relating to the Merger in form reasonably satisfactory to such respective boards;

6.1.6 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 of this Agreement;

6.1.7 the Parties shall have made all the Required Filings;

6.1.8 Parent shall have taken all necessary actions to effectuate a reverse stock split of the Parent share capital, in order to satisfy the applicable Nasdaq initial listing requirements for the combined company following the Merger and Nasdaq shall have approved such listing of Parent share capital post such stock split;

6.1.9 Parent shall have obtained the (i) ISA Exemption, or, (ii) to the extent that such no ISA Exemption has been obtained, an Israel Prospectus Permit shall have been obtained and the Israel Prospectus shall have been filed and the ISA Options Exemption shall have been obtained;

6.1.10 except as agreed upon by the Parties, all terms and conditions of the CVR Agreement shall remain in full force and effect;

6.1.11 the 103K Tax Ruling shall have been approved by the ITA;

6.1.12 except as agreed upon by the Parties, all terms and conditions of the Exchange Agreement shall remain in full force and effect;

6.1.13 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 and/or described in Section 5.6.3 of this Agreement; and

6.1.14 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4 and/or described in Section 5.6.3(e) of this Agreement.

6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

6.2.0 (i) each of the representations and warranties of Parent set forth in Sections 4.1.0, 4.3 and 4.6.1 above shall be true and correct in all respects, at and as of the Closing Date; and (ii) the other representations and warranties of Parent and Merger Sub contained in Article IV of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent;

6.2.1 each of the covenants and obligations of Parent and Merger Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time;

6.2.2 Parent shall not have suffered a Material Adverse Effect after the date hereof;

6.2.3 Parent shall have paid off, redeemed or satisfied all of its Vendor Indebtedness, provided that failure to so pay off, redeem or satisfy such Vendor Indebtedness shall not give rise to a claim of damages by Company against Parent;

6.2.4 Parent shall have terminated the employment and engagement of all of its employees and consultants and paid or otherwise satisfied all back pay, severance or termination pay, vacation pay and all other liabilities in respect of all such employment and engagement;

6.2.5 the NASDAQ shall have rescinded its notice to the Company dated October 28, 2024, as to the Company’s failure to satisfy NASDAQ criteria for listing and trade thereon;

6.2.6 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4;

6.2.7 At the Effective Time, Parent shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by Parent in connection with the sale of Parent Common Stock to investors introduced to Parent by the Company or its representatives (“Investors”).

6.2.8 The (i) directors of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Alex Zwyer), (ii) officers of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Eric Konofal who shall remain in part-time positions with the Parent), (iii) the officers of the Company immediately prior to the Effective Time shall be appointed as officers of the Parent, and (iv) the Parent Board shall call to convene an extraordinary shareholders’ meeting of Parent for the election of the board of directors as designated by the Company immediately prior to the Effective Time to be elected as the board of directors of Parent;

6.2.9 Parent shall have delivered to the Company a certificate, duly executed by an executive officer of Parent, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.2.0, 6.2.1, 6.2.2 and 6.2.7 above; and

6.2.10 The Parent Common Stock shall remain listed on the Nasdaq Capital Market and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of the Parent Common Stock to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq Listing application for initial listing of Parent following the Merger and of the Parent Common Stock being issued pursuant to this Agreement shall have been approved.

6.3 Conditions to the Obligations of the Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

6.3.0 (i) each of the representations and warranties of the Company set forth in Sections 3.1.0, 3.3, and Section 3.6.1 shall be true and correct in all respects at and as of the Closing Date, and (ii) the other representations and warranties of the Company contained in Article III of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

6.3.1 each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement, including, without limitation, the covenants set forth in Section 5.4, shall have been duly performed in all material respects at or before the Effective Time;

6.3.2 the Company shall not have suffered a Material Adverse Effect after the date hereof;

6.3.3 the D&O Run Off Policy shall be in effect;

6.3.4 a favorable tax ruling from the Federal Tax Authority shall have been obtained confirming that the stamp duty tax is triggered by this Agreement;

6.3.5 at the Effective Time, Company shall have in gross funds (including cash in any of its bank accounts) an amount equal to at least (i) USD $3,500,000 minus (ii) any proceeds received by Parent following the Signing Date in connection with the sale of Parent Capital Stock to Investors;

6.3.6 the Company shall have received Tax Rulings in form and substance reasonably acceptable to Parent;

6.3.7 the Company shall have provided evidence reasonably satisfactory to Parent that the Company and Shares shall be delisted from the TASE effective as of the Effective Time;

6.3.8 the Company shall have provided evidence reasonably satisfactory to Parent that the Company has taken all actions necessary and desirable to provide for the assumption by Parent of the Awards and the Company Plans; and

6.3.9 the Company shall have delivered to Parent a certificate, duly executed by an executive officer of the Company, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.3.0, 6.3.1, 6.3.2, and 6.3.5 above.

Article VII
Termination

7.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

7.1.0 By mutual written consent of Parent and the Company;

7.1.1 By either Parent or the Company, upon delivery of written notice to the other, if the Closing shall not have occurred on or before January 31, 2025 (the “Termination Date”); provided, however, that neither Parent nor the Company will be entitled to terminate this Agreement under this Section 7.1.1 if such Person’s material breach of or material failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

7.1.2 By either Parent or the Company, upon written notice to the other, if a Governmental Entity having competent jurisdiction shall have issued or entered any Order or taken any action, or enacted any Applicable Law, which, in any such case permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable or such Applicable Law is in effect; provided, however that, the Party seeking to terminate this Agreement pursuant to this Section 7.1.2 shall have used reasonable best efforts to remove such Order or Applicable Law or reverse such action;

7.1.3 By Parent, (i) if the Company shall have breached, or failed to comply with, any of its covenants or obligations under this Agreement, or any representation or warranty made by the Company set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.3.0 or 6.3.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after the date of delivery by Parent to the Company of notice of such breach, and (y) the Termination Date (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1.3 if Parent is then in material breach of this Agreement);

7.1.4 By the Company, (i) if Parent or Merger Sub shall have breached, or failed to comply with any of its covenants or obligations under this Agreement or any representation or warranty made by Parent or Merger Sub set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.2.0 or 6.2.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after delivery by the Company to Parent of notice of such breach, and (y) the Termination Date (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1.4 if the Company is then in material breach of this Agreement);

7.1.5 By Parent, if (i) the Company Board or any committee thereof shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement; (ii) within 10 days after Parent’s request, the Company Board or any committee thereof shall fail to reaffirm such approval or recommendation; or (iii) the Company Board or any committee thereof shall resolve to take any of the actions specified in this Section 7.1.5;

7.1.6 By either Parent or the Company, if the Company Requisite Vote shall fail to have been obtained at the Company Shareholder Meeting, including any adjournments thereof;

7.1.7 By either Parent or the Company, if the Parent Requisite Vote shall fail to have been obtained at the Parent Shareholder Meeting, including any adjournments thereof; or

7.1.8 By Parent, prior to obtaining the Parent Requisite Vote to enter into a definitive agreement providing for a Parent Superior Proposal in accordance with Section 5.17.4.

7.2 Effect of Termination.

7.2.0 In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the Parties (or any stockholder, director, officer, employee, agent, consultant or representative of such Parties), except (i) as set forth in Section 5.7.2, in this Section 7.2, and in Article VIII; and (ii) nothing herein shall relieve any Party from liability for any (i) fraud or (ii) willful and material breach hereof occurring prior to such termination.

7.2.1 Parent shall pay the Company by way of compensation the Termination Fee, the Company Operating Expenses, and the Transaction Expenses immediately after termination if Parent shall have terminated this Agreement pursuant to Section 7.1.8. All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account or accounts as the Company may designate in writing to Parent. If Parent fails to promptly make any payment required under this Section 7.2.1 and the Company commences a suit to collect such payment, Parent shall also pay the Company for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate in the Wall Street Journal in effect on the date the payment was payable pursuant to this Section 7.2.1. The payment by Parent of the Termination Fee, the Company Operating Expenses, and the Transaction Expenses to the Company pursuant to this Section 7.2.1, including, if applicable, any fees and expenses incurred as a result of Parent’s failure to timely pay, if paid, shall be the sole and exclusive remedy of the Company in the event of termination of this Agreement pursuant to Section 7.1.8. Further upon any such termination, Parent shall return (i) to each of the Investors the amounts invested in the Parent by each of such Investors, against return of Parent Common Stock issued to such Investors in such investment, and (ii) to each of the holders of warrants of the Parent that included payment of Black & Scholes value of such warrant under certain circumstances, the value of such Black & Scholes payment, against return by the holders of such warrants of Parent Common Stock issued to such warrant holders in consideration for the waiver of Black & Scholes payments in such warrants. Each of the Investors and the holders of such warrants are deemed third-party beneficiaries of this Section 7.2.1 only.

7.2.2 The Parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated hereby, that without these agreements the Parties would not enter into this Agreement and the Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that, together with the reimbursement of the Company Operating Expenses and the Transaction Expenses, will compensate the Company in the event this Agreement is terminated pursuant to Section 7.1.8 for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be entitled to payment of the Termination Fee, the Company Operating Expenses, or the Transaction Expenses on more than one occasion.

7.2.3 As a condition for the payment of the Company Operating Expenses and the Transaction Expenses, the Company agrees to deliver to Parent written statements from the Company’s outside legal counsel and any financial advisor, accountant or other Person who provided services to the Company (other than Employees who provided such services only in their capacities as such), or who is otherwise entitled to any compensation from the Company, in connection with services provided with respect to this Agreement or any of the transactions set forth herein, setting forth the total amount of fees, with a reasonable breakdown, with respect to services rendered through the Termination Date.

7.3 Fees and Expenses. All legal, accounting, investment banking, advisory, printing, filing and other fees, costs and expenses incurred in connection with the Merger, this Agreement and the other Transaction Agreements and the transactions contemplated by this Agreement and the other Transaction Agreements shall be borne and paid for by the Party incurring such fees, costs, and expenses.

Article VIII
MISCELLANEOUS

8.1 Non-Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the Parties that by its term requires performance after the Effective Time, provided that nothing herein shall limit or terminated the liability of any Party hereto for any willful breach hereof.

8.2 Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the shareholders of the Company or the Parent but after any such approval no amendment shall be made that requires the approval of such shareholders under Applicable Law without such approval. This Agreement (including, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the Parties hereto.

8.3 Extension; Waiver. At any time prior to the Effective Time, each Party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of any Party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such Party. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

8.4 Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule and the Transaction Agreements) constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings both written and oral between the Parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement, and shall continue in full force and effect until the earlier to occur of the Effective Time or the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. This Agreement shall not be assigned by operation of law or otherwise; provided, however, that Merger Sub may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder if such assignee does not perform such obligations.

8.5 Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid, illegal, or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.6 Notices. All notices, requests, claims, demands, consents, approvals and other communications under this Agreement shall be in writing and shall be deemed given or made (a) as of the date delivered, if delivered personally, (b) as of the date transmitted, if sent by email (provided that telephonic confirmation of receipt of such notice by the addressee thereof), or (c) one (1) Business Day after being sent by a nationally recognized overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub:

NLS Pharmaceutics Ltd

Address: The Circle 6

8058 Zurich, Switzerland

Attention: Alexander Zwyer

Email: acz@nls-pharma.com

with a copy (which shall not count as notice) to:

Sullivan & Worcester LLP

1251 Avenue of the Americas, 19th Floor

New York, NY 10020

Attention: Oded Har-Even, Ron Ben-Bassat, Ben Armour

Email: ohareven@sullivanlaw, rbenbassat@sullivanlaw.com, barmour@sullivanlaw.com and if to the Company:

Kadimastem Ltd.

Pinchas Sapir St

Rehovot Israel

Email: Ronen Twito <ronentw@kadimastem.com>

with a copy (which shall not count as notice) to:

Ilan Gerzi, Adv.

Pearl Cohen

7 Times Square

New York, NY 10036

igerzi@pearlcohen.com

8.7 Governing Law and Venue; Waiver of Jury Trial.

8.7.0 Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of this Agreement, this Agreement shall be governed by, and construed in accordance with, the Applicable Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdictions other than those of Delaware. Resolution of any dispute arising hereunder shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The Parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

8.7.1 EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.1.

8.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns and, nothing in this Agreement is intended to or shall confer upon any other Person any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

8.10 Certain Definitions. For the purposes of this Agreement the term:

8.10.0 “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards;

8.10.1 “103K Trustee” means AltShares Trusts Ltd. who shall serve as trustee in accordance with the 103K Tax Ruling, if a trustee is required thereunder;

8.10.2 “Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, (including all directors and officers of such Person) controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

8.10.3 “Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state, or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree, or other requirement of any Governmental Entity applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants, or agents;

8.10.4 “Award” means a Section 102 Award, a Section 3(i) Option, or an Equity Award of any other kind;

8.10.5 “Business” means the business conducted by Parent or any Subsidiary thereof prior to the Effective Time other than the Legacy Business;

8.10.6 “Business Day” means, save as otherwise defined for purposes of Section 5.4.0 above, any day other than a Friday, Saturday, a Sunday or other day on which the NASDAQ or banks in the City of New York or Israel are closed;

8.10.7 “Capital Stock” means (a) any capital stock, common stock, preferred shares or preferred stock, partnership or membership interests, limited liability company interests, units of participation or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof or other similar interest (however designated); and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitled any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person, including stock appreciation, phantom stock, profit participation or other similar rights;

8.10.8 “Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by Parent; provided that Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by Parent, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Parent Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by Parent is subject to any restrictions on its availability or use;

8.10.9 “Closing Indebtedness” means, as of the Reference Time, the aggregate amount of all Indebtedness of the Company determined in accordance with U.S. GAAP or other applicable accounting principles;

8.10.10 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;

8.10.11 “Company Audited Financial Statements” means the audited balance sheet of the Company, as of December 31, 2022 and December 31, 2023 and the related audited statements of operations, cash flows and stockholders’ equity for the twelve (12)-month periods then ended;

8.10.12 “Company Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by the Company; provided that Company Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by the Company, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by the Company is subject to any restrictions on its availability or use;

8.10.13 “Company Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.14 “Company Financial Statements” means all of the financial statements of the Company and its Subsidiaries included in the Company Securities Filings, including the Company Audited Financial Statements;

8.10.15 “Company Operating Expenses” means, a monthly amount equal to the documented operating costs of the Company beginning on July 28, 2024, up to a maximum of $250,000 per month, and pro-rated for any partial month;

8.10.16 “Company’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 8.10.12 hereto and/or as otherwise incurred in the ordinary course of business;

8.10.17 “Company Property” means any real property and improvements owned, leased, used or operated by the Company or any of its Subsidiaries;

8.10.18 “Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.19 “Company Requisite Vote” means the affirmative vote of the holders of Ordinary Shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Company Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Company, the rules and regulations of TASE, and applicable Law.

8.10.20 “Competition Law” means the Israel Economic Competition Law [1988];

8.10.21 “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement entered into as of July 2, 2024 by and between Parent and the Company;

8.10.22 “Consent” means any filings, permits, licenses, permits, waivers, orders, authorizations, consents, and approvals;

8.10.23 “Contract” means any agreement, contract, instrument, note, bond, mortgage, commitment, lease, guaranty, indenture, license, or other instrument, arrangement or understanding (and all amendments, side letters, modifications, and supplements thereto) between parties or by one party in favor of another party, whether written or oral;

8.10.24 “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or strains thereof;

8.10.25 “COVID Related Deferrals” means any Tax liabilities or other amounts for or allocable to any Taxable period (or portion thereof) ending on or prior to the Closing Date, the payment of which is deferred, on or prior to the Closing Date, to a Taxable period (or portion thereof) beginning after the Closing Date pursuant to any Applicable Law related to COVID-19 or executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) related to COVID-19;

8.10.26 “CVR Agreement” means the Contingent Value Rights Agreement, in substantially the form attached hereto as Exhibit B, to be entered into between Parent and VStock Transfer, LLC (or such other nationally recognized rights agent agreed to between Parent and the Company) (the “Rights Agent”), with such revisions thereto requested by such Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of CVRs in connection with the consummation of the Legacy Sale.

8.10.27 “Employee” means any current, former, or retired employee, director, or officer of the Company or any of its Subsidiaries;

8.10.28 “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, orders, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause, “Claims”), including, without limitation, (i) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment;

8.10.29 “Environmental Laws” means any statute, law, rule, regulation, ordinance, code, or rule of common law promulgated by any Governmental Entity in the United States, the State of Israel, or any other applicable jurisdiction, and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and the Effective Time, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials;

8.10.30 “Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.31 “Exchange Act” means the Securities Exchange Act of 1934, as amended;

8.10.32 “Exchange Ratio” means the number of shares of Parent Common Stock to be issued for each Share, as calculated in accordance with Exhibit C and taking into account the Company Closing Cash, the Closing Indebtedness, and the Closing Cash; provided, however, the Parties shall amend Exhibit C by mutual consent to reflect sales of Parent Common Stock to the Investors following the Signing Date and prior to the Closing.

8.10.33 “Executive Order” means Executive Order No. 13224 –Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001, as amended from time to time;

8.10.34 “Governmental Entity” means any Israeli, United States (federal, state, or local) or foreign government, any political subdivision thereof or any court or tribunal, or administrative, governmental, or regulatory body, agency, department, instrumentality, body, commission or other governmental agency or authority;

8.10.35 “GAAP” means Generally Accepted Accounting Principles.

8.10.36 “Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law; and (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity;

8.10.37 “IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

8.10.38 “Indebtedness” means at any specified time, any of the following indebtedness of any Person (whether or not contingent and including any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP; (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations; (d) any obligations of such Person to pay the deferred purchase price of property, goods or services other than those trade payables incurred in the ordinary course of business; (e) all liabilities of such Person arising from cash/book overdrafts; (f) all liabilities of such Person under conditional sale or other title retention agreements; (g) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (h) any liability or obligation of others guaranteed by, or secured by any Lien on the assets of, such Person; (i) with respect to the Company, the net amount of any obligation or liability of the Company to the Company or any Affiliate thereof (excluding all employment or consulting compensation, employee benefits or expense reimbursement payable to any Affiliate in accordance with the Company’s existing policies and procedures); (j) all COVID Related Deferrals; and (k) all unpaid Taxes (whether or not due and payable) as of the Closing Date;

8.10.39 “Intellectual Property” means: (a) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, “Trademarks”); (b) patents (including any continuations, continuations in part, renewals, extensions and applications for any of the foregoing) (collectively, “Patents”); (c) copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively, “Copyrights”); (d) computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies; and (e) with respect to all of the foregoing, related confidential data or information (collectively, “Trade Secrets”);

8.10.40 “ISA” means the Israeli Securities Authority;

8.10.41 “ISL” means Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder;

8.10.42 “ITA” means the Israeli Tax Authority;

8.10.43 “Knowledge” or “Known” means, (a) with respect to any the Company, the actual knowledge of the officers and directors thereof in office as of the date hereof, after reasonable inquiry of the personnel, books and records of the Company and its Subsidiaries; and (b) with respect to Parent, the actual knowledge of Alex Zwyer, Chief Executive Officer, Elena Thyen, Chief Financial Officer, or Eric Konofal, Chief Scientific Officer, in each case after reasonable inquiry;

8.10.44 “Labor Agreement” means any (a) collective bargaining agreement, or (b) other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings, the terms of which are set forth by Applicable Law) in each case, between the Company or any of its Subsidiaries, on the one hand, and a labor or trade union, labor organization or works council on the other hand;

8.10.45 “Latest Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2024 (the “Latest Balance Sheet Date”);

8.10.46 “Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Entity, and as amended from time to time;

8.10.47 “Legacy Assets” means, as of the Effective Time, any Intellectual Property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of Parent and its Subsidiaries related solely to any product candidate of Parent and its Subsidiaries other than Dual Orexin Agonist platform (DOXA).

8.10.48 “Legacy Liabilities” means, as of the Effective Time, the Liabilities of Parent and its Subsidiaries arising solely in respect of the Legacy Assets;

8.10.49 “Liability” or “Liabilities” means, with respect to any Person, (i) any liability, indebtedness (including Indebtedness), commitment, or obligation of such Person of any kind whatsoever, whether known or unknown, whether fixed or unfixed, whether choate or inchoate, whether asserted or unasserted, whether determined, determinable or otherwise, whether perfected or unperfected, whether secured or unsecured, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect or consequential, whether due or to become due, and whether or not required to be accrued on the financial statements of such Person; and (ii) any Requisite Regulatory Approvals;

8.10.50 “Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such asset or any agreement so to encumber such asset;

8.10.51 “Lookback Date” means the date that is six (6) years prior to the date of this Agreement;

8.10.52 “Material Adverse Effect” means on or with respect to (x) the Company and its Subsidiaries (taken as a whole), or (y) Parent and its Subsidiaries (taken as a whole), as the case may be, any state of facts, change, development, effect, condition or occurrence which, individually or in the aggregate, has or would reasonably be expected to have, a materially adverse impact on:

(a) the business, assets, Liabilities, condition (financial or otherwise), financial position or results of operations of such Person and its Subsidiaries, taken as a whole, provided that “Material Adverse Effect” for purposes of this sub-Section (a) shall be deemed to exclude the impact of (a) changes in Applicable Laws (or interpretations thereof) of general applicability or interpretations thereof by Governmental Entities, (b) changes or modifications in US GAAP (in the case of Parent or its Subsidiaries) or IFRS (in the case of the Company or its Subsidiaries), (c) actions and omissions of such Person taken with the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent), (d) general national or international economic, financial, political or business conditions, (e) acts of terrorism or war (whether or not declared), (f) changes to the industries in which such Person or its Subsidiaries, as the case may be, operates in general and not specifically relating to such Person or its Subsidiaries, (g) the announcement of this Agreement or the Merger, including, without limitation, any stockholder litigation related to this Agreement, (h) changes in the price or trading volume of the Shares or the Parent Common Stock, as the case may be (it being understood that any cause underlying such change may be taken into consideration when determining whether a Material Adverse Effect has occurred unless such cause is otherwise excluded), or (i) any failure by such Person to meet internal projections or forecasts or third-party revenue or earnings predictions for any period (it being understood that any cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless such cause is otherwise excluded); and provided further that clauses (a), (b), (d) and (e) above shall be considered for purposes for determining whether there has been a Material Adverse Effect to the extent such state of facts, change, development, effect, condition or occurrence has a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industry or territory in which such Person operates; or

(b) the legality of such Person to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement;

8.10.53 “Merger Sub Approval” means the affirmative vote of the holders of the Merger Sub’s ordinary shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Merger Sub’s shareholders meeting to be held in connection with the Merger, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Merger Sub and applicable Law;

8.10.54 “NASDAQ” means the Nasdaq Capital Market and any successor stock exchange or inter-dealer quotation system operated by The Nasdaq Stock Market, LLC (or any other tier or market thereof on which the securities of Parent may at any time be listed);

8.10.55 “NASDAQ Rules” means the NASDAQ Listing Rules (5000 Series);

8.10.56 “NIS” means New Israeli Shekel, the legal currency of the State of Israel;

8.10.57 “No-Action Letter” shall mean a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Parent or applicable holders of the Parent’s securities to whom the Israeli Securities Law applies, including, to the extent applicable, any holders of Parent Equity Awards;

8.10.58 “Order” means any writ, decree, order, judgment, injunction, rule, ruling, encumbrance, voting right, or Consent of or by a Governmental Entity or arbitrator;

8.10.59 “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder;

8.10.60 “Ordinary Share(s)” means the ordinary shares of the Company, with no par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

8.10.61 “Parent Acquisition Proposal” means any proposal or offer, whether or not in writing, from any person, persons or group relating to any transaction or series of related transactions involving (a) any direct or indirect acquisition, purchase or license from Parent or its subsidiaries, in a single transaction or a series of transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Parent Board (or any committee thereof) in good faith) of assets (including capital stock of Parent’s subsidiaries), or by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, or similar transaction to which Parent or any of its subsidiaries is a party, of Parent and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole, or (b) any tender offer or exchange offer that, if consummated, would result in any person, persons or group owning, directly or indirectly, 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, license or similar transaction to which Parent or its subsidiaries is a party pursuant to which (i) any person, persons or group (or the stockholders of any such person(s)) would own, directly or indirectly, 20% or more of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity, or (ii) the owners of outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole immediately prior to such transaction would own less than 50% of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity;

8.10.62 “Parent Common Stock” means the common stock, 0.80 Swiss Franc (CHF) par value per share, of the Parent. All references to numbers of shares of Parent Common Stock, and the par value of the Parent Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the Parent Common Stock occurring after the Signing Date.

8.10.63 “Parent Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Parent Common Stock;

8.10.64 “Parent Financial Statements” means all of the financial statements of the Parent and its Subsidiaries included in the Parent Securities Filings;

8.10.65 “Parent Intervening Event” means a material event or circumstance not known to the Parent Board on the date of this Agreement, which event or circumstance becomes known to the Parent Board prior to the Effective Time; provided, however, that in no event shall the following constitute a Parent Intervening Event: (a) a Parent Acquisition Proposal, (b) any material event or circumstance that was known or reasonably foreseeable to the Parent Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable) or (c) changes in the price of the shares of Parent Common Stock and/or shares of Parent Common Stock, in and of itself.;

8.10.66 “Parent’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 0 hereto;

8.10.67 “Parent Plans(s)” means the Parent’s 2021 Stock Option Plan;

8.10.68 “Parent Recommendation” means the recommendation of the Parent Board that the shareholders of the Parent approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.69 “Parent Requisite Vote” means the affirmative vote of the holders of Parent Common Stock satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Parent Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Parent, the rules and regulations of the SEC and CSE, and applicable Law.

8.10.70 “Parent Superior Proposal” means a Parent Acquisition Proposal (with all percentages in the definition of Parent Acquisition Proposal changed to 50%) made by any person on terms that the Parent Board (or any committee thereof) determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, and considering such factors as the Parent Board (or any committee thereof) considers to be appropriate (including conditionality, timing, likelihood of consummation of such proposal and consideration per share), that is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction that is more favorable to Parent stockholders than the Merger (including taking into account any applicable Termination Fee);

8.10.71 “Parent Transaction Expenses” means an amount equal to (i) the aggregate fees and expenses payable or reimbursable by Parent to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by Parent in connection with the transactions;

8.10.72 “Parties” means Parent, Merger Sub and the Company; and “Party” means any one of them;

8.10.73 “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other legal entity including any Governmental Entity;

8.10.74 “Proceeding” means any action, arbitration, charge, claim, complaint, demand, dispute, governmental audit, grievance, hearing, inquiry, investigation, litigations, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator, whether at law or in equity;

8.10.75 “Products and Services” means all proprietary products and services, including software products and services (including software as a service), of a company and its Subsidiaries that are currently offered, licensed, sold, distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of such company and its Subsidiaries or otherwise used in the operation of the business of such company and its Subsidiaries, or are currently under development by or for such company and its Subsidiaries;

8.10.76 “R&D Law” means the Law for the Encouragement of Research, Development and Technological Innovation, 5744-1984 and the rules and regulations promulgated thereunder;

8.10.77 “Reference Time” means the close of business of Parent on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Parent hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time);

8.10.78 “Related Party” means as to any Person, any Affiliate or Subsidiary of such Person, any director, officer, member, or employee of such Person or any Affiliate or Subsidiary of such Person, any immediate family member of a director or officer or member of such Person or any Affiliate or Subsidiary of such Person, or any holder of one percent (1%) or more of the Capital Stock of such Person;

8.10.79 “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, or seeping into or upon any land or water or air, or otherwise entering into the environment;

8.10.80 “Restricted Person List” means the (i) Office of Foreign Assets Control of the United States Department of Treasury list of “Specially Designated Nationals and Blocked Persons”; (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) the State Department’s Nonproliferation Sanctions Lists;

8.10.81 “Section 102” means Section 102 of the Ordinance;

8.10.82 “Section 102 Award” means any Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Ordinance, Section 102 Non Trustee Awards, Section 102 Non Trustee Shares and Section 102 Shares;

8.10.83 “Section 102 Non Trustee Awards” means any Equity Awards that are subject to tax pursuant to Section 102(c)(2) of the Ordinance;

8.10.84 “Section 102 Non Trustee Shares” means any Shares that were issued upon exercise of Section 102 Non Trustee Awards and at the Effective Time are held by the 102 Trustee;

8.10.85 “Section 102 Shares” means any Ordinary Shares that were issued under Section 102 or upon exercise or settlement of Section 102 Awards and at the Effective Time are held by the 102 Trustee;

8.10.86 “Section 3(i) Option” means Equity Awards granted and subject to tax pursuant to Section 3(i) of the Ordinance;

8.10.87 “Securities Act” means the Securities Act of 1933, as amended;

8.10.88 “Subsidiary” or “Subsidiaries” of the Company, Parent, the Surviving Corporation or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, more than 50% of the equity securities or more than 50% of the rights to profits or assets on liquidation, (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the board of directors or other governing body of such corporation or other legal entity;

8.10.89 “Tax” or “Taxes” means (a) all national, federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, purchase, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, healthcare fees, national insurance, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, whether disputed or not, levied under the authority of any Governmental Entity, whether the State of Israel, Switzerland, the United States or any other country or their political subdivisions, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (b) any liability for payment of amounts described in clause (a) above, whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and (c) any liability for the payment of amounts described in clause (a) or (b) above as a result of any tax sharing, tax indemnity or tax allocation agreement or as a result of any other express or implied agreement to indemnify any other Person for such amounts;

8.10.90 “Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with any Governmental Entity with respect to Taxes;

8.10.91 “Third Party” or “third party” means any Person or group other than Parent, Merger Sub, or any Affiliate thereof;

8.10.92 “Trading Market” means any of the following markets or exchanges on which Parent Common Stock and/or the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the TASE (or any successors to any of the foregoing).

8.10.93 “Transaction Agreements” means this Agreement, and all other agreements, instruments, and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by this Agreement;

8.10.94 “Transaction Expenses” means an amount equal to (i) the aggregate documented fees and expenses payable or reimbursable by the Company to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the documented fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by the Company in connection with the transactions;

8.10.95 “Termination Fee” means an amount equal to $10,000,000;

8.10.96 “U.S. GAAP” means accounting principles generally accepted in the United States consistently applied in accordance with past practices;

8.10.97 “Valid Tax Certificate” means, subject to any other provision in the Tax Rulings, a valid certificate, ruling or any other written instructions, that is in force on the payment date, relating to Tax withholding, issued by the ITA in form and substance satisfactory to the Israeli-Sub Agent (the application for which Parent will be allowed to review upon request) that is applicable to the payments to be made pursuant to this Agreement stating that no withholding or that a reduced withholding rate of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the avoidance of doubt, but subject to any other provision in the Tax Rulings, (i) a general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977 shall not constitute a Valid Tax Certificate; and (ii) a valid tax certificate issued pursuant to the Israeli Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in a Sale of a Security, a Mutual Fund Unit, or Future Transactions), 5763-2002, as well as the Tax Rulings, as and if obtained, shall each constitute a Valid Tax Certificate; and

8.10.98 “Vendor Indebtedness” means at any specified time all the trade and vendor payables, and Parent’s debts to its officers, directors and shareholders.

8.11 Specific Performance. Each of the Parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement, including in the event that this Agreement is terminated due to failure to satisfy a condition or otherwise. Without limiting the generality of the foregoing, the Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without the necessity of posting a bond or other security or proving irreparable harm and without regard to the adequacy of any remedy at Applicable Law. A Party’s right to specific performance and injunctive relief shall be in addition to all other legal or equitable remedies available to such Party.

8.12 Interpretation. When a reference is made in this Agreement to a Section, Exhibit, or Schedule, such reference shall be to a Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not in any way affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The terms, “herein,” “hereof,” and “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word, “or” shall be inclusive and not exclusive. The information contained in this Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, and any other Schedules or the Exhibits hereto are disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract). Time is of the essence for each and every provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any Consent to be provided by a Party pursuant to this Agreement shall be deemed effective for all purposes of this Agreement if such Consent is provided via email.

8.13 Disclosure Schedules.

8.13.0 Parent has set forth certain information in the Parent Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. A matter set forth in one section of the Parent Disclosure Schedule need not be set forth in any other section of the Parent Disclosure Schedule so long as its relevance to such other section of the Parent Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the text of such disclosure in such Parent Disclosure Schedule or such matter is specifically cross-referenced. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Parent Disclosure Schedule does not and shall not be deemed to be an admission or materiality or create or imply a standard of materiality hereunder.

8.13.1 The Company Disclosure Schedule and the Parent Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, and covenants of the holders of the Shares and the Company, on the one hand, and Parent, on the other hand, respectively, contained in this Agreement. Matters reflected in the Company Disclosure Schedule or Parent Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

8.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties to this Agreement and delivered to the other Parties hereto. Any such counterpart delivered as a .pdf, .tif, .gif, .jpeg or similar attachment by electronic mail or by electronic signature delivered by electronic transmission (any such delivery, “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall raise the use of Electronic Delivery to deliver a counterpart or signature, or the fact that any counterpart or signature was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each Party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PARENT
NLS PHARMACEUTICS LTD.

By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer

By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board

MERGER SUB
NLS PHARMACEUTICS (Israel) LTD.

By	/s/ Kobi Maimon
	Name:	Kobi Maimon (Jacob)
	Title:	Director

COMPANY
Kadimastem Ltd.

By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Executive Chairman

By	/s/ Uri Ben Or
	Name:	Uri Ben Or
	Title:	Chief Financial Officer

[Signature page to Agreement Of Merger And Plan Of Reorganization]